UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 2, 2010

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains (i) the quarterly report of NXP Semiconductors N.V. for the three months ended July 4, 2010, (ii) the quarterly report of NXP Semiconductors N.V. for the three months ended October 3, 2010, and (iii) the press release with the 3rd quarter 2010 financial results.

Exhibits

1.	Quarterly report of NXP Semiconductors N.V. for the quarter ended July 4, 2010.

2.	Quarterly report of NXP Semiconductors N.V. for the quarter ended October 3, 2010.

3.	The press release “NXP Semiconductors Announces Third Quarter 2010 Results”, dated November 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 2nd day of November 2010.

NXP B.V.

/S/ K.-H. SUNDSTRÖM
K.-H. Sundström, CFO

NXP SEMICONDUCTORS

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED JULY 4, 2010

August 17, 2010

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

A discussion of the non-U.S. GAAP measures included in this document and a reconciliation of such measures to the most directly comparable U.S. GAAP measure(s) are contained in this document.

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Basis of Presentation

This financial report of NXP Semiconductors N.V. (“we”, “NXP”, “NXP Semiconductors” or the “Company”) contains interim consolidated financial statements and accompanying condensed notes thereto as of and for the three and six months ended July 4, 2010 and June 28, 2009 which are unaudited. The December 31, 2009 amounts included herein are derived from the audited consolidated financial statements of NXP Semiconductors N.V. and its consolidated subsidiaries, as presented in NXP Semiconductors N.V.’s Registration Statement on Form F-1, dated August 5, 2010.

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 and the statements of operations for the three and six months ended June 28, 2009, have been adjusted to correct immaterial offset errors in the balance sheet and currency translation adjustments within income tax expense in the statement of operations. These adjustments are set out in the table in note 1 to the interim consolidated financial statements.

The second fiscal quarters of 2010 and 2009 both consisted of 91 days and ended on July 4, 2010 and June 28, 2009, respectively.

The preparation of the interim consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States of America (“U.S. GAAP”), requires management to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in NXP Semiconductors N.V.’s Registration Statement on Form F-1, dated August 5, 2010.

In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements in the Annual Report necessary for the fair presentation of the Company’s financial position at July 4, 2010 and results of operations and cash flows for the three and six months ended July 4, 2010 and June 28, 2009. This includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position.

The results of operations for the three and six months ended July 4, 2010 are not necessarily indicative of the operating results to be expected for the full year.

Our significant accounting policies are also disclosed in the financial statements incorporated in NXP Semiconductors N.V.’s Registration Statement on Form F-1, dated August 5, 2010, under note 2 “Significant accounting policies and new standards after 2009”.

Furthermore, this report contains a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and six months ended July 4, 2010 compared to the same period ended June 28, 2009 and for the three months ended July 4, 2010 compared to the three months ended April 4, 2010.

Company

The Company is a holding company, whose only material assets are the direct ownership of 100% of the shares of NXP B.V., which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. The Company headquarters are in the Netherlands and, in its current form, NXP was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductor business (with over 50 years of innovation and operating history) to a consortium of private equity investors (the “Private Equity Consortium”) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor business to a separate legal entity, being NXP B.V., on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of NXP B.V. were acquired by the Company. We refer to this multi-step transaction as the “Formation”.

At the time of the Formation, the Company was called KASLION Acquisition B.V., a Dutch private company with limited liability. On May 21, 2010, the Company converted into a public company with limited liability and changed its name to NXP Semiconductors N.V.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated financial statements and condensed notes included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Basis of Presentation

New Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131). We have two market-oriented business segments, High- Performance Mixed-Signal (“HPMS”) and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other.

•

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly-owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, sales and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

•

Our Corporate and Other segment includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune Singapore Pte, Ltd. (“NuTune”) and software solutions for mobile phones, our “NXP Software” business.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

For the previously reported periods in this report, the divested operations remained consolidated in the financial statements and are presented under a separate new reporting segment named “Divested Home Activities”. The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

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Factors Affecting Comparability

Economic and Financial Crisis

The economic and financial crisis had an impact on both our sales and profitability, affecting all our business segments, especially in the first and second quarter of 2009.

Restructuring and Redesign Program

We have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. The Redesign Program, announced in September 2008, was our response to a challenging economic environment and the refocusing and resizing of our business following the contribution of our wireless operations to the ST-NXP Wireless joint-venture. As a result of the Redesign Program and other restructurings, costs were reduced significantly, driven by reduced costs in manufacturing, research and development and selling, general and administrative activities.

The Redesign Program initially targeted a reduction in annual operating costs of $550 million by the end of 2010 on a run-rate basis, benchmarked against our third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. These savings were to be delivered primarily through reducing our manufacturing footprint, particularly in high cost geographies, the refocusing and resizing of our central research and development and streamlining support functions. However, due to the continuing adverse market conditions in the first half of 2009, steps were taken to accelerate certain aspects of the Redesign Program and expand it to include other restructuring activities. Accordingly, our wafer factory in Caen, France was sold in June 2009, and our production facility in Fishkill, New York was closed in July 2009, ahead of schedule, and in January 2010 we closed parts of our front-end manufacturing facility in Hamburg, Germany. We have also initiated process and product transfer programs from our ICN5 and ICN6 facilities in Nijmegen, the Netherlands, which are scheduled to close in 2010 and 2011, respectively. The expanded Redesign Program now includes, among other projects, the employee termination costs related to the sale of our television systems and set-top box business lines to Trident, which transaction was completed on February 8, 2010.

Management believes that, as a result of the Redesign Program, more than $650 million in annual savings have been achieved as per July 4, 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. Further savings are expected to be realized as a consequence of our ongoing projects. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million by the end of 2011, compared with the earlier total cost estimate for the initial program of $700 million by the end of 2010.

Since the beginning of the Redesign Program in September 2008 and until the end of the second quarter of 2010, $554 million of restructuring costs related to the Redesign Program and other restructuring activities has been paid, of which $35 million relates to the second quarter of 2010.

Capital Structure

Since the beginning of 2010, the book value of total debt was reduced from $5,283 million to $5,056 million. This decline was primarily due to the change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short term loans. In the first quarter of 2010, the Company, through privately negotiated transactions, purchased its outstanding debt with a book value of $15million for a consideration of $12 million. In 2009, through a combination of cash buy-backs and exchange offers, our total debt was reduced by $1,331 million. The total amount of cash used in 2009 as a result of the debt buy-backs amounted to $286 million. These transactions in 2009 resulted in a total gain (net of issuance costs) of $1,020 million, of which $507 million was recognized in the second quarter of 2009 and $513 million in the third quarter.

Going forward the Company continues to seek opportunities to retire or purchase outstanding debt.

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Impairment of Goodwill and Other Intangibles

Our goodwill is tested for impairment on an annual basis in accordance with ASC 350 (formerly FASB Statement 142). To test our goodwill for impairment, the fair value of each “reporting unit” that has goodwill is determined. If the carrying value of the net assets in the “reporting unit” exceeds the fair value of the “reporting unit”, there is an additional assessment performed to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value.

There were no impairment triggers identified and as such there was no impairment of goodwill and other intangibles recognized during the first half year of 2010 and 2009.

Effect of Acquisition Accounting

The “Formation”

On September 29, 2006, Philips sold 80.1% of its semiconductor business to the Private Equity Consortium in a multi-step transaction, referred to as our “Formation”.

The Formation has been accounted for using the acquisition method. Accordingly, the $10,601 million purchase price has been “pushed down” to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed.

The carrying value of the net assets acquired and liabilities assumed, as of the Formation on September 29, 2006, amounted to $3,302 million. This resulted in an excess of the purchase price over the carrying value of $7,299 million. The excess of the purchase price was allocated to intangible assets, tangible assets and liabilities assumed, using the estimated fair value of these assets and liabilities.

An amount of $3,096 million, being the excess of the purchase price over the estimated fair value of the net assets acquired, was allocated to goodwill. This goodwill is not amortized, but is tested for impairment at least annually.

The allocation of the additional purchase price to the assets and liabilities assumed is referred to as “step-up” to fair value.

Other Significant Acquisitions and Divestments

Following the Formation in 2006, subsequent acquisitions in later years have also been accounted for using the acquisition method. Accordingly, the respective purchase prices have been “pushed down” within the NXP group and allocated to the fair value of assets acquired and liabilities assumed.

The cumulative net effect of “acquisition accounting” (referred to under the term “PPA effect”) applied to these acquisitions as well as the Formation, resulted in additional amortization and depreciation of step-ups to fair value and are recorded in our cost of sales, which affect our gross profit, and in our operating expenses, both effects affect our income from operations.

Restructuring and Other Incidental Items

Certain gains and losses of an incidental but sometimes recurring nature have affected the comparability of our results over the years. These include costs related to the Redesign Program and other restructuring programs, process and product transfer costs and gains and losses resulting from divestment activities and impairment charges.

Certain of these restructuring and other incidental items are recorded in our cost of sales, which affect both, our gross profit and income from operations, while certain other restructuring and other incidental items are recorded in our operating expenses, which only affect our income from operations.

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Use of Certain Non-U.S. GAAP Financial Measures

Comparable sales growth is a non-GAAP financial measure that reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, and material acquisitions and divestments, combined with reclassified product lines (which we refer to as consolidation changes). Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, sales as reported are impacted by significant foreign currency movements period over period. In addition, sales as reported are also impacted by material acquisitions and divestments. We believe that an understanding of our underlying sales performance on a comparable basis period over period is enhanced after these effects are excluded.

We understand that, although comparable sales growth is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Comparable sales growth should not be considered as an alternative to nominal sales growth, or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Calculating comparable sales growth involves a degree of management judgment and management estimates and you are encouraged to evaluate the adjustments we make to nominal sales growth and the reasons we consider them appropriate. Comparable sales growth may be defined and calculated differently by other companies, thereby limiting its comparability with comparable sales growth used by such other companies.

For a reconciliation of comparable sales growth to the nearest U.S. GAAP financial measure, nominal sales growth, see separate tables under the “Sales” section of the MD&A.

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Three Months ended July 4, 2010 compared to Three Months ended June 28, 2009 for the Group

Sales

The following table presents the aggregate sales and income (loss) from operations (IFO) by segment for the three months ended July 4, 2010 and June 28, 2009.

($ in millions, unless otherwise stated)	Q2 2009				Q2 2010
	Sales	IFO	In % of sales		Sales	IFO	In % of sales

High-Performance Mixed-Signal	454	(43)	(9.5)		719	97	13.5
Standard Products	207	(12)	(5.8)		289	29	10.0
Manufacturing Operations	91	(83)	(91.2)		154	(13)	(8.4)
Corporate and Other	42	(27)	NM	1)	39	(20)	NM	1)
Divested Home Activities	109	(52)	(47.7)		—	—	—

Total	903	(217)	(24.0)		1,201	93	7.7

1)	NM: Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the three months ended July 4, 2010 compared to the three months ended June 28, 2009.

In %	Nominal Growth		Consolidation Changes	Currency Effects	Comparable Growth

High-Performance Mixed-Signal	58.4		—	3.2	61.6
Standard Products	39.6		—	2.4	42.0
Manufacturing Operations	69.2		(87.9)	—	(18.7)
Corporate and Other	(7.1)		—	0.3	(6.8)
Divested Home Activities	NM	1)
Total	33.0		8.2	2.4	43.6

1)	NM: Not meaningful

Sales were $1,201 million in the second quarter of 2010 compared to $903 million in the second quarter of 2009, a nominal increase of 33.0%, and a comparable increase of 43.6%. The increase in sales, compared to the second quarter of 2009, was mainly due to the overall economic recovery. Furthermore, our sales increased due to our ability to ramp up our production to meet higher demand and the increase in our market share driven by design wins across a wide range of our business lines. The sales increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $109 million in the second quarter of 2009 compared to nil in the second quarter of 2010. However, NXP agreed to continue supplies for the related divested activities. These supplies to Trident amounted to $80 million in the second quarter of 2010 (nil in the second quarter of 2009) and are reported under the Manufacturing Operations segment. Sales in the second quarter of 2010 were also affected by unfavorable currency movements of $20 million compared to the second quarter of 2009.

Gross Profit

Our gross profit was $472 million, or 39.3% of our sales, in the second quarter of 2010, compared to $186 million, or 20.6% of our sales, in the second quarter of 2009. The PPA effects included in gross profit amounted to $3 million in the second quarter of 2010, compared to $54 million in the second quarter of 2009. The higher PPA effects in the second quarter of 2009 were related to the additional write-down due to the closure of our factory in Fishkill, U.S.A. Our gross profit included restructuring and other incidental items, which amounted to an aggregate cost of $7 million in the second quarter of 2010. In the second quarter of 2010, those costs were mainly related to process and product transfer costs in connection with our Redesign Program. Restructuring and other incidental items included in our gross profit in the second quarter of 2009 amounted to an aggregate cost of $37 million and were largely related to the sale of our factory in Caen, France and closure of our factory in Fishkill, U.S.A., as part of our Redesign Program.

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The increase in our gross profit in the second quarter of 2010 was largely due to higher sales and a favorable product mix due to increased revenues from our HPMS segment which have a higher margin. The increase in our gross profit was also supported by the cost reductions that we achieved as a result of the ongoing Redesign Program. The utilization of our factories, based on ‘wafer starts’, increased to an average of 96% in the second quarter of 2010, compared to an average of 62% in the second quarter of 2009. The increase in our gross profit was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. These Divested Home Activities achieved a gross profit of $29 million in the second quarter of 2009.

Selling Expenses

Our selling expenses were $65 million, or 5.4% of our sales, in the second quarter of 2010, compared to $59 million, or 6.5% of our sales, in the second quarter of 2009. The increase in our selling expenses is in line with our overall strategy to better serve our customers with High-Performance Mixed-Signal solutions, whereby we have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products. The additional investment of resources in our sales and marketing organizations was partly offset by the effect of the divestment of a major portion of our former Home segment to Trident, which amounted to $7 million in the second quarter of 2009. The selling expenses in the second quarter of 2010 did not include any restructuring and other incidental items compared to an aggregate cost of $1 million in the second quarter of 2009.

General and Administrative Expenses

General and administrative expenses amounted to $176 million, or 14.7% of our sales, in the second quarter of 2010, compared to $164 million, or 18.2% of our sales, in the second quarter of 2009. The PPA effects that were included in our general and administrative expenses amounted to $81 million in the second quarter of 2010, compared to $77 million in the second quarter of 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $14 million related to a revision of the useful life of an intangible asset. In the second quarter of 2010, our general and administrative expenses also included restructuring and other incidental items amounting to an aggregate cost of $1 million. Those restructuring and other incidental items were largely related to IT system reorganization costs, certain merger and acquisition (M&A) related costs, partly offset by a release of restructuring provisions. In the second quarter of 2009, the restructuring and other incidental items that impacted our general and administrative expenses amounted to an aggregate cost of $18 million and were largely related to restructuring costs, IT system reorganization costs and certain M&A costs. The increase in general and administrative expenses, compared to the second quarter of 2009, was largely due to an accelerated amortization charge, partly offset by lower costs from restructuring and other incidental items, favorable currency effects of $4 million and lower costs for the share-based compensation program ($2 million). Furthermore, the general and administrative expenses in the second quarter of 2009 were lowered by some $13 million related to a release of bonus accruals for employees. The general and administrative expenses were also affected by the divestment of a major portion of our former Home segment to Trident, which amounted to an aggregate cost of $7 million in the second quarter of 2009.

Research and Development Expenses

Our research and development expenses amounted to $137 million, or 11.4% of our sales, in the second quarter of 2010, compared to $188 million, or 20.8% of our sales, in the second quarter of 2009. Our research and development expenses, in the second quarter of 2010, included restructuring and other incidental items amounting to an aggregate income of $3 million mainly related to a release of restructuring provisions, compared to an aggregate cost of $14 million in the second quarter of 2009, which were largely related to the restructuring costs as a part of the Redesign Program. The reduction in our research and development expenses was largely due to lower costs from restructuring and other incidental items, the Divested Home Activities which amounted to an aggregate cost of $66 million in the second quarter of 2009, and favorable currency effects compared to second quarter of 2009. These reductions were partly offset by higher investments in the High-Performance Mixed-Signal applications.

Other Income (Expense)

Other income and expense was a loss of $1 million in the second quarter of 2010, compared to a gain of $8 million in the second quarter of 2009. Included are incidental items, amounting to an aggregate cost of $3 million in the second quarter of 2010 and an aggregate income of $8 million in the second quarter of 2009, which were related to gains and losses realized on the completed divestment transactions and sale of other tangible fixed assets.

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Restructuring Charges

In the second quarter of 2010, no additional restructuring liabilities were recorded resulting from the ongoing restructuring projects, initiated in September 2008, but $15 million was released.

In addition, restructuring related costs amounting to $5 million were directly charged to income from operations.

In the aggregate, the net restructuring release that affected our income from operations in the second quarter of 2010 amounted to $10 million, against a charge of $26 million in the same period of 2009.

The net restructuring costs recorded in the statement of operations are included in the following line items:

	Q2 2009	Q2 2010

Cost of sales	6	2
Selling expenses	1	—
General and administrative expenses	7	(10)
Research & development expenses	12	(2)
Other income and expenses	—	—

Net restructuring charges	26	(10)

As of July 4, 2010, the total restructuring liability was $175 million, which consisted of $147 million of short-term provisions and $19 million of long-term provisions, both of which related to employee termination costs, and $9 million of accrued liabilities.

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the three months ended July 4, 2010 and June 28, 2009, which includes the effects of PPA, restructuring and other incidental items:

($ in millions)	Q2 2010
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	97	(58)	5	—
Standard Products	29	(19)	(1)	—
Manufacturing Operations	(13)	(7)	(2)	(4)
Corporate and Other	(20)	—	8	(14)
Divested Home Activities	—	—	—	—

Total	93	(84)	10	(18)

($ in millions)	Q2 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items
High-Performance Mixed-Signal	(43)	(55)	(3)	(3)
Standard Products	(12)	(19)	(1)	(1)
Manufacturing Operations	(83)	(57)	—	(25)
Corporate and Other	(27)	—	(16)	(7)
Divested Home Activities	(52)	—	(6)	—

Total	(217)	(131)	(26)	(36)

Our income from operations included depreciation and amortization, including PPA effects and the accelerated amortization charge related to an intangible asset, which aggregated to a total charge of $169 million in the second quarter of 2010 and $253 million in the second quarter of 2009. Depreciation and amortization in the second quarter of 2010 included $1 million related to restructuring and other incidental items, compared to $9 million in the second quarter of 2009.

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Financial Income (Expense)

($ in millions)	Q2 2009	Q2 2010

Interest income	1	—
Interest expense	(91)	(78)
Foreign exchange results	172	(330)
Extinguishment of debt	517	—
Other	(17)	(5)

Total	582	(413)

Financial income and expenses was a net expense of $413 million in the second quarter of 2010, compared to a net income of $582 million in the second quarter of 2009. The net interest expense amounted to $78 million in the second quarter of 2010, compared to $90 million in the second quarter of 2009. Financial income and expenses also included a loss of $330 million in the second quarter of 2010, as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a gain of $172 million in the second quarter of 2009. In addition, the second quarter of 2009 included a gain of $517 million resulting from the extinguishment of debt.

Income Tax Benefit (Expenses)

The effective income tax rates for the three months ended July 4, 2010 and June 28, 2009 were (0.3%) and 0.5% respectively. The lower effective tax rate for the three months ended July 4, 2010 compared to the same period in the previous year was primarily due to an increase in losses in tax jurisdictions for which a full valuation allowance is recorded in both the quarter ended July 4, 2010 and June 28, 2009.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $29 million in the second quarter of 2010, compared to nil in the second quarter of 2009. The loss in the second quarter of 2010 was related to our investment in Trident.

Net Income

Net income amounted to a loss of $350 million in the second quarter of 2010 compared to a profit of $363 million in the second quarter of 2009. The significant improvement of income from operations from a loss of $ 217 million in the second quarter of 2009 to a profit of $ 93 million in the second quarter of 2010 is offset by the increased financial expenses. In the second quarter of 2009 we included a gain of $517 million in financial income and expense resulting from the extinguishment of debt and favorable foreign exchange result of $172 million compared to this quarters’s unfavorable results of $330 million.

Non-controlling Interests

The share of non-controlling interests amounted to a profit of $12 million in the second quarter of 2010, compared to a profit of $5 million in the second quarter of 2009. This mostly related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune.

[-11]

Three Months ended July 4, 2010 compared to Three Months ended June 28, 2009 by Segment

High-Performance Mixed-Signal

($ in millions, unless otherwise stated)	Q2 2009	Q2 2010

Sales	454	719
% nominal growth	(32.4)	58.4
% comparable growth	(28.9)	61.6
Gross profit	174	379
Income (loss) from operations	(43)	97
Effects of PPA	(55)	(58)
Restructuring charges	(3)	5
Other incidental items	(3)	—

Sales

Sales in the second quarter of 2010 were $719 million compared to $454 million in the second quarter of 2009, a nominal increase of 58.4%, and a comparable increase of 61.6%. The increase in sales, compared to the second quarter of 2010, was mainly attributable to the recovery from the global economic crises supported by market share gains driven by various design wins, over the past quarters, across a wide range of our business lines. This was enabled by the fast ramp up of our production. The increase in sales was partly offset by unfavorable currency effects of $14 million, compared to the second quarter of 2009.

Gross Profit

Gross profit in the second quarter of 2010 was $379 million, or 52.7% of sales, compared to $174 million, or 38.3% of sales, in the second quarter of 2009. Included are the PPA effects of $1 million in the second quarter of 2010, compared to nil in the second quarter of 2009. The restructuring and other incidental items amounted to an aggregate income of $2 million and were mainly related to the release of restructuring provision. The second quarter of 2009 included restructuring and other incidental items amounting to an aggregate cost of $6 million and were mainly related to process and product transfer costs and restructuring costs. The increase in gross profit was largely due to the higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $282 million in the second quarter of 2010, or 39.2% of sales, compared to $223 million in the second quarter of 2009, or 49.1% of sales. Operating expenses included the PPA effects of $57 million in the second quarter of 2010, compared to $55 million in the second quarter of 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was largely due to higher research and development costs and higher selling expenses, in line with our strategy of creating “application marketing” teams to better serve our customers. The increase in research and development costs was mainly due to the redirecting of our research and development resources after the divestment of a major portion of our former Home segment to Trident. The increase in operating expense was partly offset by the cost savings resulting from the ongoing Redesign Program.

Income (Loss) from Operations

We had an income from operations of $97 million in the second quarter of 2010, compared to a loss from operations of $43 million in the second quarter of 2009. Included are the PPA effects of $58 million in the second quarter of 2010 compared to $55 million in the second quarter of 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The restructuring and other incidental items in the second quarter of 2010 amounted to an aggregate income of $5 million, mainly due to the release of certain restructuring provisions, compared to an aggregate cost of $6 million in the second quarter of 2009, mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. The increase in income from operations, compared to second quarter of 2009, was largely due to higher gross profit, resulting from higher sales and redesign savings, partly offset by the higher operating expenses.

[-12]

Standard Products

($ in millions, unless otherwise stated)	Q2 2009	Q2 2010

Sales	207	289
% nominal growth	(28.4)	39.6
% comparable growth	(25.1)	42.0
Gross profit	43	89
Income (loss) from operations	(12)	29
Effects of PPA	(19)	(19)
Restructuring charges	(1)	(1)
Other incidental items	(1)	—

Sales

Sales in the second quarter of 2010 were $289 million, compared to $207 million in the second quarter of 2009, a nominal increase of 39.6%, and a comparable increase of 42.0%. The increase in sales, compared to the second quarter of 2009, was mainly attributable to the recovery from the global economic crises and our ability to ramp up production in response to the increased demand. The increase in sales was partly offset by unfavorable currency effects of $5 million, compared to the second quarter of 2009.

Gross Profit

Gross profit in the second quarter of 2010 was $89 million, or 30.8% of sales, compared to $43 million, or 20.8% of sales, in the second quarter of 2009. There were no PPA effects included in the gross profit for the second quarter of 2010 and 2009. The restructuring and other incidental items amounted to an aggregate cost of $1 million in the second quarter of 2010 and 2009. The increase in gross profit was largely due to the higher sales.

Operating Expenses

Operating expenses amounted to $60 million in the second quarter of 2010, or 20.8% of sales, compared to $56 million in the second quarter of 2009, or 27.1% of sales. Operating expenses included PPA effects of $19 million in the second quarter of 2010 and 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was in line with increased sales and marketing activities.

Income (Loss) from Operations

We had an income from operations of $29 million in the second quarter of 2010, compared to a loss of $12 million in the second quarter of 2009. Included are the PPA effects of $19 million in the second quarter of 2010 and 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in income from operations was mainly due to the higher gross profit. The restructuring and other incidental items amounted to an aggregate cost of $1 million in the second quarter of 2010 compared to a cost of $2 million in the second quarter of 2009.

Manufacturing Operations

The main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, however, we also derive external revenues and costs from sales from wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

Sales

Sales of our Manufacturing Operations segment were $154 million in the second quarter of 2010, compared to $91 million in the second quarter of 2009. The increase in sales was mainly due to sales to Trident, which amounted to $80 million in the second quarter of 2010, compared to nil in the second quarter of 2009. The remaining decline was related to sales to ST-Ericsson. The factory utilization rate based on ‘wafer starts’ improved from 62% in the second quarter of 2009 to 96% in the second quarter of 2010.

[-13]

Operating Expenses

Operating expenses amounted to $9 million in the second quarter of 2010, compared to $14 million in the second quarter of 2009. The PPA effects included in the operating expenses amounted to $5 million in the second quarter of 2010 (2009: $4 million). Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

Income (Loss) from Operations

We had a loss from operations of $13 million in the second quarter of 2010, compared to a loss of $83 million in the second quarter of 2009. Included are the PPA effects of $7 million in the second quarter of 2010, compared to $57 million in the second quarter of 2009. The PPA effects in the second quarter of 2009 included an additional write down related to the closure of our factory at Fishkill, U.S.A. The restructuring and other incidental items amounted to an aggregate cost of $6 million in the second quarter of 2010 compared to $25 million in the second quarter of 2009. Those costs were mainly related to the process and product transfer costs as part of the Redesign Program.

Corporate and Other

Our Corporate and Other segment includes our NuTune CAN tuner joint venture (which was reported under the former Home segment), NXP Software, intellectual property management, corporate research and development and corporate infrastructure.

Sales

Sales in the second quarter of 2010 were $39 million, which primarily related to NuTune and Software, compared to $42 million in the second quarter of 2009.

Operating Expenses

Operating expenses amounted to $36 million in the second quarter of 2010, compared to $38 million in the second quarter of 2009. Included are the restructuring and other incidental items which amounted to an aggregate cost of $6 million in the second quarter of 2010, compared to $23 million in the second quarter of 2009. The other incidental items are largely related to the IT system reorganization costs and merger and acquisition related costs.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

There were no sales or operating expenses in the second quarter of 2010 under this segment. In the second quarter of 2009, sales amounted to $109 million and operating expenses amounted to $80 million.

[-14]

Three Months ended July 4, 2010 compared to Three Months ended April 4, 2010 for the Group

Sales

The following table presents the aggregate sales and income from operations (IFO) by segment for the three months ended July 4, 2010 and April 4, 2010.

($ in millions, unless otherwise stated)	Q1 2010				Q2 2010
	Sales	IFO	In % of sales		Sales	IFO	In % of sales
High-Performance Mixed-Signal	695	51	7.3		719	97	13.5
Standard Products	279	24	8.6		289	29	10.0
Manufacturing Operations	109	(16)	(14.7)		154	(13)	(8.4)
Corporate and Other	35	(28)	NM	1)	39	(20)	NM	1)
Divested Home Activities	47	(31)	(66.0)		—	—	—

Total	1,165	0	0		1,201	93	7.7

1)	NM: Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the three months ended July 4, 2010 compared to the three months ended April 4, 2010.

In %	Nominal Growth		Consolidation Changes	Currency Effects	Comparable Growth

High-Performance Mixed-Signal	3.5		—	3.1	6.6
Standard Products	3.6		—	2.6	6.2
Manufacturing Operations	41.3		(37.1)	—	4.2
Corporate and Other	11.4		—	0.6	12.0
Divested Home Activities	NM	1)
Total	3.1		0.7	2.7	6.5

1)	NM: Not meaningful

Sales were $1,201 million in the second quarter of 2010 compared to $1,165 million in the first quarter of 2010, a nominal increase of 3.1%, and a comparable increase of 6.5%. The increase in sales, compared to the first quarter of 2010, was mainly due to our ability to continuously ramp up the manufacturing operations to support the increased demand. The sales increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $47 million in the first quarter of 2010 compared to nil in the second quarter of 2010. However, NXP agreed to continue supplies for the related divested activities. These supplies to Trident amounted to $80 million in the second quarter of 2010 compared to $38 million in the first quarter of 2010 and are reported under the Manufacturing Operations segment. Sales in the second quarter of 2010 were also affected by unfavorable currency movements of $30 million compared to the first quarter of 2010.

Gross Profit

Our gross profit was $472 million, or 39.3% of our sales, in the second quarter of 2010, compared to $428 million, or 36.7% of our sales, in the first quarter of 2010. The PPA effects that were included in gross profit amounted to $3 million in the second quarter of 2010, compared to $12 million in the first quarter of 2010. Our gross profit also included restructuring and other incidental items, which amounted to an aggregate cost of $7 million in the second quarter of 2010, compared to $5 million in the first quarter of 2010. Those costs were mainly related to process and product transfer costs in connection with our Redesign Program. The increase in our gross profit in the second quarter of 2010 was mainly due to higher sales, lower PPA effects and lower restructuring and other incidental items. This was partly offset by an unfavorable currency effects and the Divested Home Activities, which achieved a gross profit of $16 million in the first quarter of 2010. The utilization of our factories, based on ‘wafer starts’, increased to an average of 96% in the second quarter of 2010, compared to an average of 93% in the first quarter of 2010.

[-15]

Selling Expenses

Our selling expenses were $65 million, or 5.4% of our sales, in the second quarter of 2010, compared to $66 million, or 5.7% of our sales, in the first quarter of 2010. The selling expenses did not include any restructuring and other incidental items in the second quarter of 2010, compared to an aggregate income of $2 million in the first quarter of 2010. The lower selling expenses in the second quarter of 2010 were mainly due to the favorable currency effects compared to first quarter of 2010.

General and Administrative Expenses

General and administrative expenses amounted to $176 million, or 14.7% of our sales, in the second quarter of 2010, compared to $191 million, or 16.4% of our sales, in the first quarter of 2010. The PPA effects that were included in our general and administrative expenses amounted to $81 million in the second quarter of 2010, compared to $73 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $14 million related to a revision of the useful life of an intangible asset. The general and administrative expenses, in the second quarter of 2010, included restructuring and other incidental items amounting to an aggregate cost of $2 million. Those restructuring and other incidental items were largely related to IT system reorganization costs, certain merger and acquisition (M&A) related costs, partly offset by a release of certain restructuring provisions. In the first quarter of 2010, the restructuring and other incidental items that impacted on our general and administrative expenses amounted to an aggregate cost of $33 million and were largely related to the restructuring costs, IT system reorganization costs and certain merger and acquisition (M&A) costs. The lower general and administrative expenses were largely due to lower restructuring and other incidental items and favorable currency effects.

Research and Development Expenses

Our research and development expenses amounted to $137 million, or 11.4% of our sales, in the second quarter of 2010, compared to $154 million, or 13.2% of our sales, in the first quarter of 2010. Our research and development expenses, in the second quarter of 2010, included restructuring and other incidental items amounting to an aggregate income of $2 million mainly related to a release of restructuring provisions, compared to an aggregate cost of $3 million in the first quarter of 2010. The reduction in our research and development expenses was largely due to lower costs related to restructuring and other incidental items, the Divested Home Activities which amounted to an aggregate cost of $16 million in the first quarter of 2010, and favorable currency effects compared to the first quarter of 2010. These reductions were partly offset by additional investments in the High-Performance Mixed-Signal applications.

Other Income (Expense)

Other income and expense was a loss of $1 million in the second quarter of 2010, compared to a loss of $17 million in the first quarter of 2010. Included are incidental items, amounting to an aggregate cost of $3 million in the second quarter of 2010 and an aggregate cost of $20 million in the first quarter of 2010, and were related to gains and losses realized on the completed divestment transactions and sale of other tangible fixed assets.

[-16]

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the three months ended July 4, 2010 and April 4, 2010, which includes the effects of PPA, restructuring and other incidental items:

($ in millions)	Q2 2010
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	97	(58)	5	—
Standard Products	29	(19)	(1)	—
Manufacturing Operations	(13)	(7)	(2)	(4)
Corporate and Other	(20)	—	8	(14)
Divested Home Activities	—	—	—	—

Total	93	(84)	10	(18)

($ in millions)	Q1 2010
	Income (Loss) from Operations	Effects of PPA 1)	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	51	(63)	1	(1)
Standard Products	24	(16)	2	(1)
Manufacturing Operations	(16)	(6)	(2)	(6)
Corporate and Other	(28)	—	(11)	(11)
Divested Home Activities	(31)	—	(4)	(26)

Total	0	(85)	(14)	(45)

1)	Effects of PPA includes $9 million (HPMS $6 million and Manufacturing Operations $3 million) additional write-down of a site in Germany.

Our income from operations included depreciation and amortization, including PPA effects and the accelerated amortization charge related to an intangible asset, which aggregated to a total charge of $169 million in the second quarter of 2010 and $193 million in the first quarter of 2010. Depreciation and amortization in the second quarter of 2010 included $1 million related to restructuring and other incidental items, compared to $21 million in the first quarter of 2010.

[-17]

Three Months ended July 4, 2010 compared to Three Months ended April 4, 2010 by Segment

High-Performance Mixed-Signal

($ in millions, unless otherwise stated)	Q1 2010	Q2 2010

Sales	695	719
% nominal growth	9.1	3.5
% comparable growth	11.5	6.6
Gross profit	330	379
Income (loss) from operations	51	97
Effects of PPA	(63)	(58)
Restructuring charges	1	5
Other incidental items	(1)	—

Sales

Sales in the second quarter of 2010 were $719 million compared to $695 million in the first quarter of 2010, a nominal increase of 3.5%, and a comparable increase of 6.6%. The increase in sales, compared to the first quarter of 2010, was largely attributable to our ability to continuously ramp up the manufacturing operations to support the increased demand. This increase in sales was partly offset by unfavorable currency effects of $22 million, compared to the first quarter of 2010.

Gross Profit

Gross profit in the second quarter of 2010 was $379 million, or 52.7% of sales, compared to $330 million, or 47.5% of sales, in the first quarter of 2010. Included are PPA effects of $1 million in the second quarter of 2010, compared to $10 million in the first quarter of 2010. Restructuring and other incidental items amounted to an aggregate income of $2 million and were mainly related to the release of restructuring provision. Restructuring and other incidental items, in the first quarter of 2010, included a release for restructuring of $1 million offset by an incidental cost of $1 million. The increase in gross profit was largely due to higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $282 million in the second quarter of 2010, or 39.2% of sales, compared to $279 million in the first quarter of 2010, or 40.3% of sales. Operating expenses included PPA effects of $57 million in the second quarter of 2010, compared to $53 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was largely due to higher general and administrative costs. Restructuring and other incidental items, in the second quarter of 2010, amounted to an aggregate income of $3 million related to the release of restructuring provisions, compared to nil in the first quarter of 2010.

Income (Loss) from Operations

We had an income from operations of $97 million in the second quarter of 2010, compared to $51 million in the first quarter of 2010. Included are PPA effects of $58 million in the second quarter of 2010 compared to $63 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. Restructuring and other incidental items in the second quarter of 2010 amounted to an aggregate income of $5 million, mainly due to the release of restructuring provisions. Restructuring and other incidental items in the first quarter of 2010 were mainly related to process and product transfer costs offset by a release of restructuring provision. The increase in income from operations, compared to first quarter of 2010, was mainly due to higher gross profit, resulting from higher sales and redesign savings, partly offset by the higher operating expenses.

[-18]

Standard Products

($ in millions, unless otherwise stated)	Q1 2010	Q2 2010

Sales	279	289
% nominal growth	0.7	3.6
% comparable growth	2.6	6.2
Gross profit	77	89
Income (loss) from operations	24	29
Effects of PPA	(16)	(19)
Restructuring charges	2	(1)
Other incidental items	(1)	—

Sales

Sales in the second quarter of 2010 were $289 million, compared to $279 million in the first quarter of 2010, a nominal increase of 3.6%, and a comparable increase of 6.2%. The increase in sales, compared to the first quarter of 2010, was mainly due to our ability to ramp up production in response to the increased demand. This increase in sales was partly offset by unfavorable currency effects of $7 million, compared to the first quarter of 2010.

Gross Profit

Gross profit in the second quarter of 2010 was $89 million, or 30.8% of sales, compared to $77 million, or 27.6% of sales, in the first quarter of 2010. There were no PPA effects included in the gross profit for the first and second quarter of 2010. Restructuring and other incidental items amounted to an aggregate cost of $1 million in the second quarter of 2010 compared to an aggregate income of $1 million in the first quarter of 2010. The increase in gross profit was largely due to the higher sales.

Operating Expenses

Operating expenses amounted to $60 million in the second quarter of 2010, or 20.8% of sales, compared to $53 million in the first quarter of 2010, or 19.0% of sales. Operating expenses included PPA effects of $19 million in the second quarter of 2010, compared to $16 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was due to the accelerated amortization charge and increased sales and marketing activities.

Income (Loss) from Operations

We had an income from operations of $29 million in the second quarter of 2010, compared to $24 million in the first quarter of 2010. Included are PPA effects of $19 million in the second quarter of 2010, compared to $16 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in income from operations was mainly due to the higher gross profit, partly offset by higher operating expenses.

Manufacturing Operations

Sales

Sales of our Manufacturing Operations segment were $154 million in the second quarter of 2010, compared to $109 million in the first quarter of 2010. The increase in sales was mainly due to sales to Trident, which amounted to $80 million in the second quarter of 2010, compared to $38 million in the first quarter of 2010. The factory utilization based on ‘wafer starts’ improved from 93% in the first quarter of 2010 to 96% in the second quarter of 2010.

Operating Expenses

Operating expenses amounted to $9 million in the first and second quarter of 2010. PPA effects included in the operating expenses amounted to $5 million in the second quarter of 2010 (first quarter: $4 million). Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

[-19]

Income (Loss) from Operations

We had a loss from operations of $13 million in the second quarter of 2010, compared to a loss of $16 million in the first quarter of 2010. Included are PPA effects of $7 million in the second quarter of 2010 (first quarter: $6 million). Restructuring and other incidental items amounted to an aggregate cost of $6 million in the second quarter of 2010 compared to $8 million in the first quarter of 2010. Those costs were mainly related to process and product transfer costs as part of the Redesign Program.

Corporate and Other

Sales

Sales in the second quarter of 2010 were $39 million, which primarily related to NuTune and Software, compared to $35 million in the first quarter of 2010.

Operating Expenses

Operating expenses amounted to $36 million in the second quarter of 2010, compared to $48 million in the first quarter of 2010. Included are the restructuring and other incidental items which amounted to an aggregate cost of $6 million in the second quarter of 2010, compared to $22 million in the first quarter of 2010. The other incidental items are largely related to the IT system reorganization costs and merger and acquisition related costs.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

There were no sales and operating expenses in the second quarter of 2010 under this segment. In the first quarter of 2010 (until February 8), sales amounted to $47 million and operating expenses amounted to $21 million.

[-20]

Six Months ended July 4, 2010 compared to Six Months ended June 28, 2009 for the Group

Sales

The following table presents the aggregate sales and income from operations (IFO) by segment for the six months ended July 4, 2010 and June 28, 2009.

($ in millions, unless otherwise stated)	YTD 2009				YTD 2010
	Sales	IFO	In % of sales		Sales	IFO	In % of sales

High-Performance Mixed-Signal	827	(176)	(21.3)		1,414	148	10.5
Standard Products	358	(74)	(20.7)		568	53	9.3
Manufacturing Operations	152	(132)	(86.8)		263	(29)	(11.0)
Corporate and Other	82	(54)	NM	1)	74	(48)	NM	1)
Divested Home Activities	186	(128)	(68.8)		47	(31)	(66.0)

Total	1,605	(564)	(35.1)		2,366	93	3.9

1)	NM: Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the six months ended July 4, 2010 compared to the six months ended June 28, 2009.

In %	Nominal Growth		Consolidation Changes	Currency Effects	Comparable Growth

High-Performance Mixed-Signal	71.0		—	0.1	71.1
Standard Products	58.7		—	—	58.7
Manufacturing Operations	73.0		(77.6)	—	(4.6)
Corporate and Other	(9.8)		—	—	(9.8)
Divested Home Activities	NM	1)		—
Total	47.4		7.7	—	55.1

1)	NM: Not meaningful

Sales were $2,366 million in the first six months of 2010 compared to $1,605 million in the first six month of 2009, a nominal increase of 47.4%, and a comparable increase of 55.1%. The increase in sales, compared to the first six months of 2009, was mainly due to the overall economic recovery, our ability to ramp up production to meet higher demand and the increase in our market share driven by design wins across a wide range of our business lines. The sales increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $186 million in the first six months of 2009 compared to $47 million in the first six months of 2010. However, NXP agreed to continue supplies for the related divested activities. These supplies to Trident amounted to $118 million in the first six months of 2010 compared to nil in the first six months 2009 and are reported under the Manufacturing Operations segment.

Gross Profit

Our gross profit was $900 million, or 38.0% of our sales, in the first six months of 2010, compared to $254 million, or 15.8% of our sales, in the first six months of 2009. PPA effects included in gross profit amounted to $15 million in the first six months of 2010, compared to $58 million in the first six months of 2009. The higher PPA effects in the first six months of 2009 were related to the additional write-down due to the closure of our factory in Fishkill, U.S.A. Our gross profit included restructuring and other incidental items, which amounted to an aggregate cost of $12 million in the first six months of 2010. Those costs were mainly related to process and product transfer costs in connection with our Redesign Program partly offset by release of certain restructuring provisions. Restructuring and other incidental items included in our gross profit in the first six months of 2009 amounted to an aggregate cost of $78 million and were largely related to the sale of our factory in Caen, France and the closure of our factory in Fishkill, U.S.A., as part of our Redesign Program.

[-21]

The increase in our gross profit in the second quarter of 2010 was largely due to higher sales and a favorable product mix due to increased revenues from our HPMS segment which sells products with higher margin. The increase in our gross profit was also supported by the cost reductions that we achieved as a result of the ongoing Redesign Program.

Selling Expenses

Our selling expenses were $131 million, or 5.5% of our sales, in the first six months of 2010, compared to $120 million, or 7.5% of our sales, in the first six months of 2009. The increase in our selling expenses is in line with our overall strategy to better serve our customers with High-Performance Mixed-Signal solutions. The increase in selling expenses was partly offset by the effect of the divestment of a major portion of our former Home segment to Trident, which amounted to $15 million in the first six months of 2009. Selling expenses included restructuring and other incidental items amounting to an aggregate income of $2 million in the first six months of 2010 compared to aggregate costs of $1 million in the first six months of 2009.

General and Administrative Expenses

General and administrative expenses amounted to $367 million, or 15.5% of our sales, in the first six months of 2010, compared to $337 million, or 21.0% of our sales, in the first six months of 2009. PPA effects that were included in our general and administrative expenses amounted to $154 million in the first six months of 2010, compared to $158 million in the first six months of 2009. PPA effects in the first six months of 2010 included an accelerated amortization charge of $14 million related to a revision of the useful life of an intangible asset. The restructuring and other incidental items, in the first six months of 2010, amounted to an aggregate cost of $35 million. Those restructuring and other incidental items were largely related to IT system reorganization costs, certain merger and acquisition (M&A) related costs and the restructuring charges. Restructuring and other incidental items, in the first six months of 2009, amounted to aggregated costs of $39 million and were largely related to restructuring costs, IT system reorganization costs and certain M&A costs. The general and administrative expenses in the first six months of 2009 were lowered by a release of bonus accruals for employees. This resulted in higher general and administrative expenses in the first six months of 2010 compared to the first six months of 2009, partly offset by lower costs related restructuring and other incidental items and PPA effects. Furthermore, the Divested Home Activities amounted to an aggregate cost of $20 million in the first six months of 2009 compared to $3 million in the first six months of 2010.

Research and Development Expenses

Our research and development expenses amounted to $291 million, or 12.3% of our sales, in the first six months of 2010, compared to $375 million, or 23.4% of our sales, in the first six months of 2009. Our research and development expenses, in the first six months of 2010, included restructuring and other incidental items amounting to an aggregate income of $1 million, compared to aggregated costs of $22 million in the first six months of 2009 and were largely related to restructuring costs as a part of the Redesign Program. The reduction in our research and development expenses was largely due to the Divested Home Activities, which amounted to aggregated costs of $125 million in the first six months of 2009 compared to $16 million in the first six months of 2010, and lower costs related to restructuring and other incidental items. These reductions were partly offset by higher investments in the High-Performance Mixed-Signal segment.

Other Income (Expense)

Other income and expense was a loss of $18 million in the first six months of 2010, compared to a gain of $14 million in the first six months of 2009. Included are incidental items, amounting to aggregated costs of $22 million in the first six months of 2010, compared to an aggregate income of $13 million in the first six months of 2009. Other income and expense included gains and losses realized on the completed divestment transactions and sale of other tangible fixed assets.

Restructuring Charges

In the first six months of 2010, restructuring charges were recorded as a result of the ongoing restructuring projects, initiated in September 2008.

In the aggregate, the net restructuring charges that affected our income from operations in the first six months of 2010 amounted to $4 million (against $61 million in the same period of 2009), of which $5 million were related to employee termination costs from the Redesign Program. The remainder was largely due to costs related to the closure of businesses such as the front-end manufacturing facility in Hamburg, Germany offset by the release of provisions.

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On aggregate, the restructuring costs recorded in the statement of operations are included in the following line items:

	For the six months ended
	June 28, 2009	July 4, 2010

Cost of sales	24	(3)
Selling expenses	1	(2)
General and administrative expenses	19	10
Research & development expenses	17	(1)
Other income and expenses	—	—

Net restructuring charges	61	4

As of July 4, 2010, the total restructuring liability was $175 million, which consisted of $147 million of short-term provisions and $19 million of long-term provisions, both of which related to employee termination costs, and $9 million of accrued liabilities.

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the six months ended July 4, 2010 and June 28, 2009, which includes the effects of PPA, impairment and restructuring and other incidental items:

($ in millions)	YTD 2010
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	148	(121)	6	(1)
Standard Products	53	(35)	1	(1)
Manufacturing Operations	(29)	(13)	(4)	(10)
Corporate and Other	(48)	—	(3)	(25)
Divested Home Activities	(31)	—	(4)	(26)

Total	93	(169)	(4)	(63)

($ in millions)	YTD 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	(176)	(110)	(5)	(11)
Standard Products	(74)	(38)	(1)	(2)
Manufacturing Operations	(132)	(64)	(16)	(43)
Corporate and Other	(54)	(1)	(32)	(9)
Divested Home Activities	(128)	(3)	(7)	(1)

Total	(564)	(216)	(61)	(66)

Our income from operations included depreciation and amortization, including PPA effects and the accelerated amortization charge related to an intangible asset, which aggregated to a total charge of $362 million in the first six months of 2010 and $464 million in the first six months of 2009. Depreciation and amortization in the first six months of 2010 included $22 million related to restructuring and other incidental items, compared to $9 million in the first six months of 2009.

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Financial Income (Expense)

($ in millions)	YTD 2009	YTD 2010

Interest income	4	—
Interest expense	(195)	(158)
Foreign exchange results	(29)	(552)
Extinguishment of debt	517	2
Other	(24)	(7)

Total	273	(715)

Financial income and expenses was a net expense of $715 million in the first six months of 2010, compared to a net income of $273 million in the first six months of 2009. Net interest expense amounted to $158 million in the first six months of 2010, compared to $191 million in the first six months of 2009. Financial income and expenses also included a loss of $552 million in the first six months of 2010, as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a loss of $29 million in the first six months of 2009. The first six months of 2009 included a gain of $517 million resulting from the extinguishment of debt, compared to a gain of $2 million in the first six months of 2010.

Income Tax Benefit (Expenses)

The effective income tax rates for the six months ended July 4, 2010 and June 28, 2009 were (1.4%) and (3.4%) respectively. The difference in the effective tax rate for the six months ended July 4, 2010 compared to the same period in the prior year was primarily due to an increase of losses in tax jurisdictions for which a full valuation allowance is recorded in both the six months ended July 4, 2010 and June 28, 2009.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $55 million in the first six months of 2010, compared to a gain of $75 million in the first six months of 2009. The loss in 2010 was related to our investment in Trident, whereas the gain in 2009 was related to the release of translation differences related to the sale of our share in the ST-NXP Wireless joint venture.

Net Income (loss)

Net income amounted to a loss of $686 million in the first six months of 2010 compared to $226 million in the first six months of 2009.

The significant improvement of income from operations from a loss of $ 564 million in the first six months of 2009 to a profit of $ 93 million in the first six months of 2010 is offset by the development in financial income and expense. In the first six months of 2009 we included a gain of $517 million in financial income and expense resulting from the extinguishment of debt. Furthermore the considerably higher foreign exchange rate losses resulted in $523 million higher financial expenses in the first six months of 2010.

Non-controlling Interests

The share of non-controlling interests amounted to a profit of $21 million in the first six month of 2010, compared to a loss of $5 million in the first six month of 2009. This mostly related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune.

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Six Months ended July 4, 2010 compared to Six Months ended June 28, 2009 by Segment

High-Performance Mixed-Signal

($ in millions, unless otherwise stated)	YTD 2009	YTD 2010

Sales	827	1,414
% nominal growth	(37.9)	71.0
% comparable growth	(34.9)	71.1
Gross profit	272	709
Income (loss) from operations	(176)	148
Effects of PPA	(110)	(121)
Restructuring charges	(5)	6
Other incidental items	(11)	(1)

Sales

Sales in the first six months of 2010 were $1,414 million compared to $827 million in the first six months of 2010, a nominal increase of 71.0%, and a comparable increase of 71.1%. The increase in sales, compared to the first six months of 2010, was largely attributable to the global economic recovery supported by market share gain driven by various design wins, over the past quarters, across a wide range of our business lines, and our responsive manufacturing operations.

Gross Profit

Gross profit in the first six months of 2010 was $709 million, or 50.1% of sales, compared to $272 million, or 32.9% of sales, in the first six months of 2009. Included are the PPA effects of $11 million in the first six months of 2010, compared to $1 million in the first six months of 2009. The restructuring and other incidental items amounted to an aggregate income of $2 million and were mainly related to the release of restructuring provision. The restructuring and other incidental items, in the first six months of 2009, amounted to an aggregate cost of $16 million. The increase in gross profit was largely due to the higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $561 million in the first six months of 2010, or 39.7% of sales, compared to $454 million in the first six months of 2009, or 54.9% of sales. Operating expenses included the PPA effects of $110 million in the first six months of 2010, compared to $109 million in the first six months of 2009. PPA effects in the first six months of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was largely due to higher investments in research and development costs and higher selling costs in line with our strategy of creating “application marketing” teams to better serve our customers. The restructuring and other incidental items, in the first six months of 2010, amounted to an aggregate income of $3 million related to the release of certain restructuring provisions, compared to nil in the first six months of 2009.

Income (Loss) from Operations

We had an income from operations of $148 million in the first six months of 2010, compared to a loss of $176 million in the first six months of 2009. Included are the PPA effects of $121 million in the first six months of 2010 compared to $110 million in the first six months of 2009. PPA effects in the first six months of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The restructuring and other incidental items in the first six months of 2010 amounted to an aggregate income of $5 million, mainly due to the release of certain restructuring provisions. The restructuring and other incidental items in the first six months of 2009 amounted to an aggregate cost of $16 million and were mainly related to process and product transfer costs. The increase in income from operations, compared to first six months of 2009, was mainly due to higher gross profit, resulting from higher sales and redesign savings, partly offset by the higher operating expenses.

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Standard Products

($ in millions, unless otherwise stated)	YTD 2009	YTD 2010

Sales	358	568
% nominal growth	(36.5)	58.7
% comparable growth	(33.8)	58.7
Gross profit	32	166
Income (loss) from operations	(74)	53
Effects of PPA	(38)	(35)
Restructuring charges	(1)	1
Other incidental items	(2)	(1)

Sales

Sales in the first six months of 2010 were $568 million, compared to $358 million in the first six months of 2009, a nominal and comparable increase of 58.7%. The increase in sales, compared to the first six months of 2009, was mainly due to our ability to ramp up production in response to the increased demand.

Gross Profit

Gross profit in the first six months of 2010 was $166 million, or 29.2% of sales, compared to $32 million, or 8.9% of sales, in the first six months of 2009. There were no PPA effects included in the gross profit for the first six months of 2010 and 2009. The restructuring and other incidental items, in the first six months of 2010, included a release for restructuring of $1 million offset by an incidental cost of $1 million. The first six months of 2009 included restructuring and other incidental items amounting to an aggregate cost of $2 million. The increase in gross profit was largely due to the higher sales.

Operating Expenses

Operating expenses amounted to $113 million in the first six months of 2010, or 19.9% of sales, compared to $106 million in the first six months of 2009, or 29.6% of sales. Operating expenses included PPA effects of $35 million in the first six months of 2010, compared to $38 million in the first six months of 2009. PPA effects in the first six months of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was in line with increased sales and marketing activities and an impairment charge.

Income (Loss) from Operations

We had an income from operations of $53 million in the first six months of 2010, compared to a loss of $74 million in the first six months of 2009. Included are the PPA effects of $35 million in the first six months of 2010, compared to $38 million in the first six months of 2009. PPA effects in t he first six months of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in income from operations was mainly due to the higher gross profit partly offset by higher operating expenses.

Manufacturing Operations

Sales

Sales of our Manufacturing Operations segment were $263 million in the first six months of 2010, compared to $152 million in the first six months of 2009. The increase in sales was mainly due to sales to Trident, which amounted to $118 million in the first six months of 2010, compared to nil in the first six months of 2009.

Operating Expenses

Operating expenses amounted to $18 million in the first six months of 2010 compared to $35 million in the first six months of 2009. The PPA effects included in the operating expenses amounted to $9 million in the first six months of 2010 and 2009. Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

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Income (Loss) from Operations

We had a loss from operations of $29 million in the first six months of 2010, compared to a loss of $132 million in the first six months of 2009. Included are the PPA effects of $12 million in the first six months of 2010, compared to $65 million in the first six months of 2009. The restructuring and other incidental items amounted to an aggregate cost of $15 million in the first six months of 2010 and were mainly related to the process and product transfer costs as part of the Redesign Program. The restructuring and other incidental items amounted to an aggregate cost of $60 million in the first six months of 2009 and were mainly related to sale of our factory in Caen, France and closure of our factory in Fishkill, U.S.A.

Corporate and Other

Sales

Sales in the first six months of 2010 were $74 million, which primarily related to NuTune and Software, compared to $82 million in the first six months of 2009.

Operating Expenses

Operating expenses amounted to $84 million in the first six months of 2010, compared to $75 million in the first six months of 2009. Included are the restructuring and other incidental items which amounted to an aggregate cost of $30 million in the first six months of 2010, compared to $47 million in the first six months of 2009. The other incidental items are largely related to the IT system reorganization costs and merger and acquisition related costs.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

Sales in the first six months of 2010 amounted to $47 million (until February 8) compared to $186 million in the first six months of 2009. The operating expenses amounted to $21 million in the first six months of 2010 compared to $161 million in the first six months of 2009.

Employees

The following tables provide an overview of the number of employees per segment and geographic area at July 4, 2010 and December 31, 2009.

(number of full-time employees)	December 31, 2009	July 4, 2010

High-Performance Mixed-Signal	2,910	2,770
Standard Products	2,021	2,321
Manufacturing Operations	14,725	15,900
Corporate and Other	7,456	7,917
Divested Home Activities	1,038	—

Total	28,150	28,908

(number of full-time employees)	December 31, 2009	July 4, 2010

Europe and Africa	8,734	8,328
Americas	728	514
Greater China	7,159	7,301
Asia Pacific	11,529	12,765

Total	28,150	28,908

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Liquidity and Capital Resources

At the end of the second quarter of 2010, our cash balance amounted to $842 million compared to a cash balance of $1,373 million at the end of the second quarter of 2009. Taking into account the available undrawn amount under the Secured Revolving Credit facility, we had $865 million of liquidity available at the end of the second quarter of 2010.

Operationally our business improved over the last twelve months but cash spent on the redesign program and bond buy backs resulted in cash out of $318 million and $299 million, respectively. Income tax cash payments amounted to $2 million in the second quarter and $5 million in the first half of 2010.

Net capital expenditures increased to $53 million in the second quarter of 2010 due to increased business activity compared to $3 million only in the second quarter of 2009. Capital expenditure were also low in 2009 due to the relocation of existing equipment. Net capital expenditures increased to $101 million in the last six months of 2010 compared to $36 million in the first six months of 2009. We also paid $47 million to Trident in the first quarter of 2010 as part of the divestment of a major portion of our former Home business unit. During the first six months of 2009 we received in total $123 million which was mainly related to the sale of the remaining part of our mobile business, the sale of our shares in DSPG and a loan repayment.

We did not buy back any of our outstanding debt during the quarter ended July 4, 2010 and the reduction in our gross debt position compared to the first quarter of 2010 is related to currency movements. Since the second quarter of 2009, our debt was reduced by $1,346 million through a combination of cash buy-backs and exchange offers.

At the end of the second quarter of 2010 we had a remaining capacity of $23 million available under our Secured Revolving Credit facility, after taking into account the outstanding bank guarantees and based on the quarter end exchange rates. The facility is nominated in Euro’s (€500 million) and the outstanding drawings are in US dollars and amount to $600 million at the end of this quarter.

Of the total cash position of $842 million at the end of the second quarter, $293 was held by SSMC, our joint venture company with TSMC, in Singapore. A portion of this cash can be distributed to us by way of a dividend but 38.8% of the dividend will be paid to TSMC. In the second quarter of 2010 no dividends were received from SSMC. The income from operations of SSMC was $31 million in the second quarter of 2010 and $50 million in the last six months of 2010.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under our Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the second quarter of 2010, these sources of liquidity will be sufficient to fund our operations, capital expenditures and debt service for at least the next twelve months.

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, a “forward start” revolving credit facility to refinance our existing secured revolving credit facility (the “Secured Revolving Credit Facility”). The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015.

Cash Flows

The condensed consolidated statements of cash flows for the three months ended July 4, 2010 and June 28, 2009 are presented as follows:

($ in millions, unless otherwise stated)	Q2 2009	Q2 2010

Cash flow from operating activities:
Net income (loss)	363	(350)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	(712)	431

Net cash provided by (used for) operating activities	(349)	81
Net cash (used for) provided by investing activities	2	(53)
Net cash (used for) provided by financing activities	(4)	(3)

Total change in cash and cash equivalents	(351)	25

Effect of changes in exchange rates on cash positions	18	(53)
Cash and cash equivalents at beginning of period	1,706	870
Cash and cash equivalents at end of period	1,373	842

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Cash Flow from Operating Activities

We generated $81 million of cash from our operations during the second quarter of 2010, compared to a usage of $349 million a year earlier. An improved economic environment and improved operational business performance was the main driver behind this improvement. We had a positive cash inflow of approximately $1.2 billion from our customers versus payments amounting to approximately $1.1 billion in the second quarter of 2010 mainly related to payments to suppliers, staff and for interest. Redesign payments of $35 million were lower compared to $96 million a year ago and $86 million in the first quarter of 2010. Despite the higher cash interest payments of $110 million (compared to $35 million in the first quarter of 2010) our cash flow from operating activities improved in the second quarter of 2010.

Cash Flow from Investing Activities

Net cash used for investing activities resulted to $53 million in the second quarter of 2010. This was mainly driven by an increase of cash spent on gross capital expenditures of $76 million and partly compensated by the cash received from our sale of assets of approximately $24 million. This was mainly related to our sale of property in Boeblingen. In the first quarter of 2010 we spent $51 million on gross capital expenditures and paid $47 million to Trident as part of the divestment of a major portion of our former Home business segment. In the second quarter of 2009 the net capital expenditures amounted to $3 million.

Cash Flow from Financing Activities

The net cash used for financing activities was $3 million in the second quarter of 2010 compared to a usage of $4 million in the same quarter in 2009. There were no buy-backs of our debt in the second quarter of 2010 and the reduction in our debt compared to the first quarter of 2010 was related to currency movements. During the first six months of 2010 we bought back $14.5 million of our unsecured bonds for a consideration of $12 million. During the first six months of 2009 we drew an additional $200 million on our revolving credit facility.

Contractual Obligations

No material changes in our contractual obligations occurred since December 2009.

Off-balance Sheet Arrangements

At the end of the second quarter of 2010, we had no off-balance sheet arrangements.

Subsequent events

Initial Public Offering

On August 5, 2010, we announced that the Company’s initial public offering of 34 million shares of common stock priced at $14 per share. The shares began trading on August 6, 2010, on the NASDAQ Global Select Market under the ticker symbol “NXPI.” The offering’s underwriters have a 30-day option to purchase up to 5,100,000 additional shares of common stock at the initial public offering price.

As of the reporting date of this interim report, we have spent on debt buy backs approximately $20 million aggregate principal amount on U.S. dollar denominated 7 7/8% secured notes due October 15, 2014; €32 million aggregate principal amount on Euro denominated 8 5/8% unsecured notes due October 15, 2015 and $38 million aggregate principal amount on U.S. denominated 9.5% unsecured notes due October 15, 2015.

Amendment of Articles of Association

On August 2, 2010, we have amended the Company’s articles of association effecting a 1-for-20 reverse stock split of our shares of common stock and adopting a one-tier board structure, consisting of executive directors and non-executive directors.

New Secured Notes

On July 20, 2010, we issued $1,000 million aggregate principal amount of new 9 3/4 3/4% Senior Secured Notes due 2018 (the “New Secured Notes”). The New Secured Notes accrue interest at the rate of 9 3/4  3/4% per annum and mature on August 1, 2018. The New Secured Notes are

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our senior obligations and will be guaranteed, jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries. The New Secured Notes and guarantees are secured by substantially all assets, other than cash and bank accounts, that are held by us or any of the guarantors.

As per August 17, 2010, we have used the proceeds from the offering of New Secured Notes to repurchase approximately $968 million of Existing Secured Notes (consisting of approximately €176 million aggregate principal amount of euro-denominated floating rate senior secured notes due October 15, 2013 (the “Euro Floating Rate Secured Notes”), approximately $317 million aggregate principal amount of U.S. dollar-denominated floating rate senior secured notes due October 15, 2013 (the “Dollar Floating Rate Secured Notes”), and approximately $428 million aggregate principal amount of U.S. dollar-denominated 7 7/8% senior secured notes due October 15, 2014 (the “Dollar Fixed Rate Secured Notes”, and together with the Euro Floating Rate Secured Notes and Dollar Floating Rate Secured Notes, the “Existing Secured Notes”)).

Q3 2010 Outlook

We continue to experience healthy demand from our broad base of customers, although with a few isolated customers we are receiving recent mixed signals that indicate some slowing. Our overall demand, bolstered by our increased design wins, is greater than our current capacity.

Additional capacity to meet the demand is underway, however this will have only limited impact in the third quarter. Therefore our expectation is that total comparable sales will be relatively flat on a sequential basis, and will show an increase of 20%-25% on a year over year basis.

Primarily as a result of continuing strong progress in our redesign program, we expect adjusted income from operations to increase 7% to 13% sequentially.

Eindhoven, August 17, 2010

Board of directors

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Interim consolidated statements of operations and comprehensive income of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010

Sales	903	1,201	1,605	2,366
Cost of sales	(717)	(729)	(1,351)	(1,466)

Gross profit	186	472	254	900

Selling expenses	(59)	(65)	(120)	(131)
General and administrative expenses	(164)	(176)	(337)	(367)
Research and development expenses	(188)	(137)	(375)	(291)
Other income (expense)	8	(1)	14	(18)

Income (loss) from operations	(217)	93	(564)	93

Financial income (expense):
- Extinguishment of debt	517	—	517	2
- Other financial income (expenses)	65	(413)	(244)	(717)

Income (loss) before taxes	365	(320)	(291)	(622)

Income tax benefit (expense)	(2)	(1)	(10)	(9)

Income (loss) after taxes	363	(321)	(301)	(631)

Results relating to equity-accounted investees	—	(29)	75	(55)

Net income (loss)	363	(350)	(226)	(686)

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	358	(362)	(221)	(707)
Net income (loss) attributable to non-controlling interests	5	12	(5)	21

Net income (loss)	363	(350)	(226)	(686)

Basic and diluted earnings per common share in $1):
Weighted average number of shares of common stock outstanding during the period (in thousands)	215,252	215,252	215,252	215,252

Net income (loss)	1.69	(1.63)	(1.05)	(3.19)
Net income (loss) attributable to stockholders	1.66	(1.68)	(1.03)	(3.28)

Consolidated statements of comprehensive income:

Net income (loss)	363	(350)	(226)	(686)
- Unrealized gain (loss) on available for sale securities	—	—	—	—
- Recognition funded status pension benefit plan	1	—	—	—
- Unrealized gain (loss) on cash flow hedge	—	—	—	—
- Foreign currency translation adjustments	(12)	73	58	94
- Reclassifications into income	—	—	(78)	—
- Income tax on net current period changes	—	—	—	—

Total comprehensive income (loss)	352	(277)	(246)	(592)

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders	347	(289)	(241)	(613)
Income (loss) attributable to non-controlling interests	5	12	(5)	21

Total net comprehensive income (loss)	352	(277)	(246)	(592)

1)	As adjusted for the impact of the 1-for-20 reverse stock split, see Note 1.

The accompanying condensed notes are an integral part of these interim consolidated financial statements.

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Interim consolidated balance sheets of NXP Semiconductors Group

($ in millions, unless otherwise stated)

	December 31, 2009 (audited)		July 4, 2010 (unaudited)
Assets
Current assets
Cash and cash equivalents		1,041		842
Receivables:
- Accounts receivable – net	455		524
- Other receivables	59		64

		514		588
Assets held for sale		144		47
Inventories		542		470
Other current assets		272		162

Total current assets		2,513		2,109

Non-current assets
Investments in equity-accounted investees		43		166
Other non-current financial assets		35		36
Other non-current assets		94		170
Property, plant and equipment:
- At cost	2,468		2,438
- Less accumulated depreciation	(1,107)		(1,250)

		1,361		1,188
Intangible assets excluding goodwill:
- At cost	3,387		2,938
- Less accumulated amortization	(1,381)		(1,361)

		2,006		1,577
Goodwill		2,621		2,282

Total non-current assets		6,160		5,419

Total		8,673		7,528

Liabilities and equity

Current liabilities
Accounts payable		582		619
Liabilities held for sale		2		26
Accrued liabilities		702		559
Short-term provisions		269		186
Other current liabilities		88		42
Short-term debt		610		609

Total current liabilities		2,253		2,041

Non-current liabilities

Long-term debt		4,673		4,447
Long-term provisions		460		379
Other non-current liabilities		159		111

Total non-current liabilities		5,292		4,937

Contractual obligations and contingent liabilities		—		—
Equity
Non-controlling interests		198		219
Stockholder’s equity:
Common stock, par value EUR 0.20 per share1):
- Authorized: 430,503,000 shares	—		—
- Issued: 215,251,500 shares	42		42
Capital in excess of par value	5,555		5,569
Accumulated deficit	(5,219)		(5,926)
Accumulated other comprehensive income (loss)	552		646

Total Stockholders’ equity		930		331

Total equity		1,128		550

Total		8,673		7,528

1)	As adjusted for the impact of the 1-for-20 reverse stock split, see Note 1.

The accompanying condensed notes are an integral part of these interim consolidated financial statements.

[-32]

Interim consolidated statements of cash flows of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010

Cash flows from operating activities:
Net income (loss)	363	(350)	(226)	(686)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	253	169	464	362
Impairment goodwill and other intangibles	—	—	—	—
Impairment assets held for sale	—	—	—	—
Net (gain) loss on sale of assets	(12)	1	(88)	26
Gain on extinguishment of debt	(517)	—	(517)	(2)
Results relating to equity-accounted investees	—	28	—	54
Dividends paid to non-controlling interests	—	—	(29)	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(12)	26	(23)	(45)
(Increase) decrease in inventories	(15)	1	17	71
Increase (decrease) in accounts payable, accrued and other liabilities	(166)	(95)	(276)	(96)
Decrease (increase) in other non-current assets	(28)	(102)	(109)	(209)
Increase (decrease) in provisions	(35)	32	23	(41)

Other items	(180)	371	47	632

Net cash provided by (used for) operating activities	(349)	81	(717)	66
Cash flows from investing activities:
Purchase of intangible assets	(2)	(1)	(3)	(2)
Capital expenditures on property, plant and equipment	(7)	(76)	(44)	(127)
Proceeds from disposals of property, plant and equipment	6	24	11	28
Proceeds from disposals of assets held for sale	—	—	—	—
Proceeds from the sale of securities	—	—	20	—
Purchase of other non-current financial assets	—	—	—	—
Proceeds from the sale of other non-current financial assets	—	—	—	—
Purchase of interests in businesses	—	—	—	—
Proceeds from (consideration related to) sale of interests in businesses	5	—	123	(47)

Net cash (used for) provided by investing activities	2	(53)	107	(148)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(4)	(2)	5	(1)
Amounts drawn under the revolving credit facility	—	—	200	—
Repayments under the revolving credit facility	—	—	—	—
Repurchase of long-term debt	—	(1)	—	(13)
Principal payments on long-term debt	—	—	(1)	—
Capital repayment to non-controlling interests	—	—	—	—

Net cash provided by (used for) financing activities	(4)	(3)	204	(14)

Effect of changes in exchange rates on cash positions	18	(53)	(17)	(103)

Increase (decrease) in cash and cash equivalents	(333)	(28)	(423)	(199)
Cash and cash equivalents at beginning of period	1,706	870	1,796	1,041

Cash and cash equivalents at end of period	1,373	842	1,373	842

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying condensed notes are an integral part of these interim consolidated financial statements.

[-33]

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010

Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	167	110	224	145
Income taxes	27	2	27	5

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	11	23	154	(20)
Book value of these assets	(10)	(20)	(153)	(112)
Non-cash gains (losses)	11	(4)	87	106

	12	(1)	88	(26)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	—	—	177
Virage Logic shares/options	—	—	—	—
Others	5	—	5	—

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	(191)	363	31	622
Share-based compensation	10	7	15	14
Value adjustments/impairment financial assets	—	(3)	—	(4)
Non-cash interest cost due to applying effective interest method	—	4	—	7
Others	1	—	1	(7)

	(180)	371	47	632

[-34]

Interim consolidated statements of changes in equity of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecognized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stockholders equity	Non- controlling interests	Total equity

Balance as of December 31, 2009	42	5,555	(5,219)	520	—	32	—	552	930	198	1,128

Net income (loss)			(707)						(707)	21	(686)
Components of other comprehensive income:
Recognition of funded status pension benefit plan									—		—
Unrealized gain (loss) on available for sale securities									—		—
Foreign currency translation adjustments				98		(4)		94	94		94
Reclassifications into income									—		—
Income tax on current period changes									—		—
Share-based compensation plans		14							14		14
Dividends distributed									—		—

Balance as of July 4, 2010	42	5,569	(5,926)	618	—	28	—	646	331	219	550

The accompanying condensed notes are an integral part of these interim consolidated financial statements.

[-35]

Condensed notes to the interim consolidated financial statements of the NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

1 Introduction

The consolidated financial statements include the accounts of NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.) and its consolidated subsidiaries. Unless the context otherwise requires, all references herein to “NXP”, “the Company” and “we” are to NXP Semiconductors N.V. and its consolidated subsidiaries, including NXP B.V.

The Company is a holding company, whose only material assets are the direct ownership of 100% of the shares of NXP B.V. NXP’s headquarters are in the Netherlands and, in its current form, NXP was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductor business to a consortium of private equity investors (the “Private Equity Consortium”) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor business to a separate legal entity on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of this separate legal entity were acquired by NXP. We refer to our acquisition by the Company as the “Formation”.

In compliance with FASB ASC Topic 280 “Segment Reporting” (formerly SFAS 131), four segments are distinguished as business segments. NXP is structured in two market-oriented business segments: High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

Amendment of Articles of Association On August 2, 2010, we have amended the Company’s article of association effecting a 1-for-20 reverse stock split of our shares of common stock.

As a consequence, basic and diluted earnings per share will be adjusted retrospectively to reflect the reverse stock split in all periods presented. Also, the exercise price and the number of shares of common stock issuable under the Company’s share based compensation plans were proportionately adjusted retrospectively to reflect the reverse stock split and authorized and issued share capital will be adjusted retrospectively to reflect the reverse stock split.

The effect of the 1-for-20 reverse stock split of our shares of common stock on the Earnings per common share is reflected in the table below:

	Before stock split		After stock split
	Three months July 4, 2010	Six months July 4, 2010	Three months July 4, 2010	Six months July 4, 2010

Average number of common stock outstanding	4,305,030,000	4,305,030,000	215,251,500	215,251,500

Basic and diluted earning per value:
Net income (loss)	(0.08)	(0.16)	(1.63)	(3.19)
Net income/loss attributable to stock holders	(0.08)	(0.16)	(1.68)	(3.28)

Conversion

In addition to the reverse stock split, the Company has also amended its Articles of Association in order to change its authorized share capital in such a way that it currently exists of common stock and preferred stock. The final result is that the authorized share capital of the Company as of August 2, 2010 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock (of which 215,251,500 are issued), as well as 645,754,500 authorized but unissued shares of preferred stock.

Accounting policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Historical cost is used as the measurement basis unless otherwise indicated.

[-36]

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adjustments to previously reported financial statements

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 have been adjusted to correct immaterial offset errors in the current and deferred tax balances. These adjustments are set out in the table below:

Consolidated balance sheet for the period ending December 31, 2009:
($ in millions)	As originally reported	Adjustments	As currently reported

Other receivables	113	(54)	59
Other current assets	227	45	272
Other non-current assets	604	(510)	94
Accrued liabilities	(756)	54	(702)
Long-term provisions	(925)	465	(460)

In addition, in the prior period quarterly consolidated statement of operations for the period ending June 28, 2009 the Company incorrectly included currency translation adjustments within income tax expense in the statement of operations. As a result, the following line items have been corrected.

Consolidated statement of operations:
($ in millions)	For the three months period ending June 28, 2009			For the six months period ending June 28, 2009
	As originally reported	Adjustments	As currently reported	As originally reported	Adjustments	As currently reported
Income tax benefit (expense)	(21)	19	(2)	(8)	(2)	(10)

2 Significant accounting policies and new standards after 2009

Principles for consolidated financial statements

The consolidated financial statements include the accounts of the Company, together with its consolidated subsidiaries and all entities in which a NXP group company holds a direct or indirect controlling interest, whether through voting rights or through qualifying variable interests, in such a way that the Company would be required to absorb a majority of such entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Accounting standards adopted in 2010

In 2010, the Company adopted the following standards that were issued by the Financial Accounting Standards Board (“FASB”) and that were to various degrees of relevance to the Company.

FASB ASC Topic 860 “Transfers and Servicing” (formerly SFAS 166 “Accounting for Transfers of Financial Assets. An amendment of FASB Statement No. 140”)

On 12 June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 166.

The most significant amendments resulting from Statement 166 consist of the removal of the concept of a qualifying special-purpose entity (QSPE) from Statement 140, and the elimination of the exception for QSPEs from the consolidation guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)).

[-37]

In addition, Statement 166 amends and clarifies sale accounting and requires among others that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a sale while eliminating the practicability exception for the measurement at fair value. Statement 166 is effective as of 1 January 2010 for the Company and was adopted as of that date.

The Company has evaluated the consequences of this Statement and concluded since it is currently not involved with any QSPE this element of the Statement does not affect NXP. With regard to the transfer of assets guidance, the Statement may affect future transactions, if any.

FASB ASC Topic 810 “Consolidation” (formerly SFAS 167 “Amendments to FASB Interpretation No. 46(R)”)

On 12 June 2009, the FASB issued Statement No. 167, which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and (2) modifies some provisions about the application of certain key provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)). Statement 167 is effective for NXP as of 1 January 2010 and requires among other things a qualitative rather than a quantitative analysis to determine the primary beneficiary of a Variable Interest Entity (VIE) and amends certain guidance in FIN 46(R) for determining whether an entity is a VIE, which may change an enterprise’s assessment of which entities with which it is involved are VIEs. Furthermore, it requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.

NXP has reconsidered its consolidation conclusions for all entities with which it is involved. Our conclusion is that the new guidance has not resulted in the consolidation of new entities or deconsolidation of entities.

Recently issued accounting standards

There were no new accounting pronouncements issued that were of relevance to the Company.

3 Information by segment and main country

As from 2010, NXP reorganized its prior segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131).

The Company is structured in two market-oriented business segments, High-Performance Mixed-Signal and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other.

•

The High-Performance Mixed-Signal business segment delivers high-performance mixed-signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

The Standard Products business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, external revenues and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

•

The Corporate and Other segment includes unallocated research expenses not related to any specific business segment, those corporate restructuring charges not allocated to High-Performance Mixed-Signal and Standard Products and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of can tuners through our joint venture NuTune and software solutions for mobile phones, the “NXP Software”.

[-38]

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). For the previously reported periods in this report, the divested operations remained consolidated in our consolidated accounts under a separate new reporting segment named “Divested Home Activities”. The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other.

The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

Sales, R&D and income from operations

All amounts in millions of USD unless otherwise indicated	For the three months ended
	June 28, 2009						July 4, 2010
	Sales		Research and development expenses	Income (loss) from operations			Sales		Research and development expenses	Income (loss) from operations
				amount	as a % of sales					amount	as a % of sales
HPMS	454		99	(43)	(9.5)		719		102	97	13.5
SP	207		12	(12)	(5.8)		289		11	29	10.0
Manufacturing Operations	91	*	1	(83)	(91.2)		154	*	4	(13)	(8.4)
Corporate and Other	42		10	(27)	NM	1)	39		20	(20)	NM	1)
Divested Home activities	109		66	(52)	(47.7)		—		—	—	—

Total	903		188	(217)	(24.0)		1,201		137	93	7.7

(*)	For the second quarter of 2010, Manufacturing Operations supplied $315 million (for the second quarter of 2009: $74 million) which have been eliminated in the above presentation.
1)	Not meaningful

All amounts in millions of USD unless otherwise indicated	For the six months ended
	June 28, 2009						July 4, 2010
	Sales		Research and development expenses	Income (loss) from operations			Sales		Research and development expenses	Income (loss) from operations
				amount	as a % of sales					amount	as a % of sales
HPMS	827		193	(176)	(21.3)		1,414		215	148	10.5
SP	358		22	(74)	(20.7)		568		23	53	9.3
Manufacturing Operations	152	*	6	(132)	(86.8)		263	*	9	(29)	(11.0)
Corporate and Other	82		29	(54)	NM	1)	74		28	(48)	NM	1)
Divested Home activities	186		125	(128)	(68.8)		47		16	(31)	(66.0)

Total	1,605		375	(564)	(35.1)		2,366		291	93	3.9

(*)	For the six months of 2010, Manufacturing Operations supplied $616 million (for the six months of 2009: $241 million) which have been eliminated in the above presentation.
1)	Not meaningful

[-39]

Sales per geographic area

all amounts in millions of USD	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010
China	291	425	487	776
Netherlands	21	33	43	65
Japan	27	63	52	120
United States	58	87	115	173
Singapore	97	130	169	252
Germany	64	101	125	207
Austria	51	54	87	110
South Korea	44	49	73	98
Other Countries	250	259	454	565

Total	903	1,201	1,605	2,366

The allocation is based on customer allocation.

4 Acquisitions and divestments

Trident

On February 8, 2010, Trident completed its acquisition of our television systems and set-top box business lines included in our former Home segment. As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

At December 31, 2009 all assets and liabilities to be sold to Trident have been classified as assets held for sale, which resulted in an impairment loss of $69 million on the write-down of the assets to fair value (refer to note 8).

The total consideration related to the above transaction was a net cash payment of $47 million and a receipt of a 60% shareholding in Trident valued at $177 million, based on quoted market price at transaction date and included in our balance sheet as “Investments in equity accounted investees”. The transaction resulted in a net loss of $25 million, reported under other income (expense) in the first quarter of 2010.

5 Restructuring charges

The following table presents the changes in the position of restructuring liabilities in the six months of 2010 by segment:

	Balance January 1, 2010	Additions	Utilized	Released	Other changes (1)	Balance July 4, 2010
High-Performance Mixed-Signal	46	—	(4)	(5)	(4)	33
Standard Products	5	—	(1)	(3)	3	4
Manufacturing Operations	144	—	(33)	—	(26)	85
Corporate and Other	96	1	(36)	(17)	9	53
Divested Home activities	22	4	(15)	1	(12)	—

	313	5	(89)	(24)	(30)	175

(1)	Other changes are primarily related to translation differences and reclassifications between segments

The total restructuring liability as of July 4, 2010 of $175 million is classified in the balance sheet under provisions for $166 million (short-term: $147 million; long-term: $19 million) and under accrued liabilities for $9 million.

In 2010 there were no new projects for restructuring.

[-40]

In the first six months of 2010 and 2009 the restructuring charges mainly related to the ongoing Redesign Program of the Company, which was initiated in September 2008, for which in 2010 a charge of $5 million was recorded in income from operations. Furthermore, releases of restructuring liabilities were recorded for as amount of $24 million in 2010 (in the six months of 2009: $4 million).Although additional actions under the Redesign Program are being evaluated, uncertainty regarding the outlook for the remainder of 2010 and beyond impedes our ability to forecast the scope and impact of any potential actions.

In addition, restructuring related costs (excluding products transfers) amounting to $23 million were directly charged to income from operations in the six months of 2010 (in the six months of 2009: $67 million).

On aggregate, the net restructuring charges (excluding product transfers) recorded in the income statement for the six months of 2010 amounted to $4 million (for the six months of 2009: $61 million).

Since the beginning of the Redesign Program of NXP in September 2008, a net amount of $701 million (including releases) has been charged to the income statement.

The components of restructuring charges recorded in the six months of 2010 and 2009 are as follows:

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010
Personnel lay-off costs	27	—	65	5
Write-down of assets	—	1	—	19
Other restructuring costs	—	4	—	4
Release of excess provisions/accruals	(1)	(15)	(4)	(24)

Net restructuring charges	26	(10)	61	4

The net restructuring costs included in Income from Operations categorized by segment are as follows:

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010
High-Performance Mixed-Signal	3	(5)	5	(6)
Standard Products	1	1	1	(1)
Manufacturing Operations	—	2	16	4
Corporate and Other	17	(8)	33	3
Divested Home Activities	5	—	6	4

Total	26	(10)	61	4

The restructuring charges recorded in the statement of operations are included in the following line items in the statement of operations:

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010
Cost of sales	7	1	24	(3)
Selling expenses	1	—	1	(2)
General and administrative expenses	7	(9)	19	10
Research & development expenses	11	(2)	17	(1)
Other income and expenses	—	—	—	—

Net restructuring charges	26	(10)	61	4

[-41]

6 Income taxes

The effective income tax rates for the six months ended July 4, 2010 and June 28, 2009 were (1.4%) and (3.4%) respectively. The difference in the effective tax rate for the six months ended July 4, 2010 compared to the same period in the prior year was primarily due to an increase of losses in tax jurisdictions for which a full valuation allowance is recorded in both the six months ended July 4, 2010 and June 28, 2009.

7 Investments equity-accounted investees

The Company’s investment in equity-accounted investees increased from $43 million as of December 21, 2009 to $166 million at the end of July 4, 2010, which was entirely due to acquiring a 60% shareholding in Trident Microsystems, Inc.

The Company’s share in income of equity-accounted investees for the six months ended July 4, 2010 was a loss of $55 million and related entirely to our shareholding in Trident which was included as from February 8, 2010. For the six months ended June 28, 2009, the sale of the Company’s 20% shareholding in the ST-NXP Wireless joint venture resulted in a gain of $72 million in connection with the release of translation differences.

8 Assets and liabilities held for sale

The following table presents the major classes of assets and liabilities that will be sold in the near future.

Assets and liabilities presented in the table below represents assets and liabilities from the former business segment Home which were sold to Trident on February 8, 2010.

	December 31, 2009	July 4, 2010

Accounts receivable	—	—
Inventories	42	34
Property, plant and equipment	11	—
Intangible assets including goodwill	149	—
Other assets	—	—
Impairment to fair value less cost to sell	(69)	—

Assets held for sale	133	34
Accounts payable	—	—
Provisions	—	—
Other liabilities	(2)	(26)

Liabilities held for sale	(2)	(26)

These assets held for sale as of December 31, 2009 were reported net of impairment charges of $69 million. The fair value, less cost to sell these assets, was a level 2 measurement based on the quoted market prices of the Trident publicly traded shares as adjusted for costs to sell the assets.

The total consideration of the above transaction was a net cash payment of $47 million and the receipt of a 60% shareholding in Trident valued at $177 million under equity accounted investees. All assets and liabilities were transferred to Trident, except inventories ($34 million) which will be delivered gradually during 2010 and for which a liability was recorded for an amount of $26 million in promissory notes. The transaction resulted in a net loss of $25 million, reported under “Other income and expense”.

[-42]

In addition to the assets and liabilities classified as held for sale as presented in the table above, which related to the former Home segment sold to Trident, other assets held for sale on July 4, 2010 amounted to a book value of $13 million, after an additional write-down of $29 million (as of the end of 2009, $11 million net of a write-down of $5 million). These assets held for sale related to real estate and other property that is held for sale following exits or planned exits as a result of the Redesign Program. The fair value of these assets classified as held for sale has been based on quoted broker values and is therefore a level 2 measurement.

Total assets held for sale at July 4, 2010 were $47 million (as of end of 2009: $144 million) whereas the liabilities amounted to $26 million at the end of July 2010 (as of end of 2009: $2 million).

9 Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand.

Inventories are summarized as follows:

	December 31, 2009	July 4, 2010

Raw materials and supplies	310	280
Work in process	142	143
Finished goods	90	47

	542	470

A portion of the finished goods stored at customer locations under consignment amounted to $20 million as of July 4, 2010 (December 31, 2009: $23 million).

The amounts recorded above are net of allowance for obsolescence.

10 Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans as claims are incurred.

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the funded strategic asset allocation.

[-43]

The components of net periodic pension costs were as follows:

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010
Service cost	3	4	7	7
Interest cost on the projected benefit obligation	4	3	8	7
Expected return on plan assets	(2)	(1)	(4)	(3)
Net amortization of unrecognized net assets/liabilities	—	—	—	—
Net actuarial loss recognized	—	(1)	—	(1)
Curtailments & settlements	—	—	—	—
Other	—	—	—	—

Net periodic cost	5	5	11	10

The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to $4 million in 2010.

11 Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding July 4, 2010	Due within 1 yr	Due after Q2, 2011	Due after Q2, 2015	Average remaining term (in years)	Amount outstanding December 31, 2009
Euro notes	3.4%-10%	5.0%	1,449	—	1,449	371	3.8	1,666
USD notes	3.0%-10%	6.6%	2,991	—	2,991	774	4.1	3,000
Liabilities arising from capital lease transactions	1.0%-14.8%	6.7%	4	—	4	—	3.3	4
Other long-term debt	0.9%-1.5%	1.2%	3	—	3	—	4.0	3

			4,447	—	4,447	1,145	3.8	4,673

During 2009, the book value of total debt was reduced from $6,367 million to $5,283 million. A combination of cash buy-backs and exchange offers resulted in a total debt reduction of $1,331 million. The total amount of cash used as a result of the debt buy-backs amounted to $286 million. The total gain on these transactions recognized in 2009 (net of issuance costs) was $1,020 million of which $507 million was recognized in the second quarter and $513 million in the third quarter. In the six months of 2010, NXP B.V., through a privately negotiated transaction, purchased its outstanding debt with a book value of $14 million for a consideration of $12 million.

NXP may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt balance sheet position relate to the translation of EUR notes outstanding. Within financial income and expense in the statement of operations, foreign currency remeasurement gains and losses are recorded on U.S. dollar-denominated long-term debt.

Euro notes

The Euro notes outstanding per the end of July 4, 2010 consist of the following three series:

•	€ 10% super priority notes due July 15, 2013;

•	€ floating rate senior secured notes due October 15, 2013; and

•	€ 8 5/8 % senior notes due October 15, 2015.

USD notes

The USD notes consist of the following four series:

•	$ 10% super priority notes due July 15, 2013;

•	$ floating rate senior secured notes due October 15, 2013;

•	$ 7 7/8 % senior secured notes due October 15, 2014; and

•	$ 9 1/2% senior notes due October 15, 2015.

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Credit facilities

At July 4, 2010, NXP B.V. had a senior secured revolving credit facility of $625 million (denominated: EUR 500 million) entered into as from September 29, 2006, in order to finance the working capital requirements and general corporate purposes of which $23 million was unused. This committed revolving credit facility has a tenor of 5 years and expires in 2012.

Although the revolving credit facility expires in 2012, NXP has the flexibility of drawing and repaying under this facility and therefore the amount drawn is classified under short-term debt.

All of the Guarantors of the secured notes described above are also guarantor of NXP B.V.’s obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

On May 10, 2010, NXP entered into a €458 million Forward Start Revolving Credit Facility, a “forward start” revolving credit facility to refinance our existing Secured Revolving Credit Facility. The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015.

Certain terms and Covenants of the Euro and USD notes and the credit facilities

NXP is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit NXP B.V.’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of July 4, 2010, have been secured by collateral on substantially all of NXP B.V.’s assets and of certain of its subsidiaries in the amount of $3,958 million (as of December 31, 2009: $4,123 million).

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of NXP B.V.’s current and future material wholly-owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $625 million (denominated EUR 500 million) senior secured revolving credit facility, NXP B.V. and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of NXP B.V. and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of NXP B.V., and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

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•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•

if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•

if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•

if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by NXP B.V. or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then NXP B.V. or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

12 Contingent liabilities

Guarantees

As of July 4, 2010, there were no material guarantees recognized by the Company.

Capital contributions

NXP has a contractual agreement to contribute $18 million in its ASEN venture if our venture partner contributes its contractually agreed amounts. We expect this contribution may occur in 2010.

Other commitments

NXP has made certain commitments to SSMC, whereby NXP is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of $9 million.

Environmental remediation

NXP B.V. accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable.

At the end of the second quarter of 2010 the Company has not incurred material environmental remediation obligations.

Litigation

The Company and certain of its businesses are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, the Company and certain of its businesses also are subject to alleged patent infringement claims, and rarely participate in settlement discussions. The Company accounts for losses that may result from ongoing legal proceedings based on management’s best estimate of what such losses could be or, when such best estimate cannot be made, the Company records for the minimum potential loss contingency. Estimates require the application of considerable judgment, and are refined each accounting period as additional information becomes known. We are often initially unable to develop a best estimate of loss and therefore the minimum amount, which could be zero, is recorded until a better estimate can be developed. As information becomes known, the minimum loss amount can be increased, resulting in additional loss provisions, or a best estimate can be made, which may or may not result in additional loss provisions. In the second quarter of 2010 the Company recorded a $23 million liability to establish a reserve for ongoing legal proceedings. There can be no assurances that the Company’s recorded reserves will be sufficient to cover the extent of our costs and potential liability. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the belief of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s consolidated financial position. However, such outcomes may be material to the consolidated statement of operations of the Company for a particular period.

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The Company is subject of an investigation by the European Commission in connection with alleged violations of competition laws in connection with the smart card chips we produce. The European Commission stated in its release of January 7, 2009, that it would start investigations in the smart card chip sector because it has reason to believe that the companies concerned may have violated European Union competition rules, which prohibits certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As a company active in the smart card chip sector, NXP is subject to the ongoing investigations. The Company is cooperating in the investigation. The Company has received written requests for information from the European Commission and is co-operating with the European Commission in answering these requests.

13 Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

FASB ASC Topic 820 (formerly SFAS 157 “Fair Value Measurements”) requires quantitative disclosure for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below the column “Fair value hierarchy” the indicated level explains how fair value measurements have been arrived at.

•	Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

•	Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

•	Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

		December 31, 2009		July 4, 2010
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets;
Other financial assets *)	1	35	35	36	36
Derivative instruments – assets *)	2	2	2	11	11

Liabilities:
Short-term debt	2	(610)	(610)	(609)	(609)
Long-term debt (bonds)	1	(4,666)	(4,019)	(4,440)	(3,969)
Other long-term debt	2	(7)	(7)	(7)	(7)
Derivative instruments – liabilities *)	2	(9)	(9)	(2)	(2)

*)	Represent assets and liabilities measured at fair value on a recurring basis.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivative instruments

For other financial assets, fair value is based upon the quoted market prices.

Fair value of financial derivative instruments are measured as the net present value of future cash flows of such derivative instruments. Applied yield curves are based on consensus pricing services. Contributors to consensus pricing services are financial markets participants, with executable quotes. It should be recognized, however, that prices from consensus services on themselves are not executable.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

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14 Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenues, as a high proportion of its production, administration and research and development costs is denominated in EURO’s while a higher proportion of its revenues is denominated in U.S. dollars or U.S. dollar-related currencies.

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales. The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales.

Derivative instruments relate to

•	hedged balance sheet items,

•	hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets at the end of July 4, 2010 amounted to $11 million (December 31, 2009: $2 million) whereas derivative liabilities amounted to $2 million (December 31, 2009: $9 million) and are included in other current assets and accrued liabilities in the consolidated balance sheets.

Currency risk

A higher proportion of our revenues is in U.S. dollars or U.S. dollar- related currencies, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and U.S. dollar. A strengthening of the euro against U.S. dollar during any reporting period will reduce income from operations of NXP.

It is NXP’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses.

Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

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The table below outlines the foreign currency transactions outstanding per July 4, 2010:

	Aggregate Contract amount buy/ (sell) 1)	Weighted Average Tenor (in months)	Fair value

Foreign currency forward contracts1)
Euro (US dollar)	(46)	1.5	(0.2)
(US dollar) Japanese Yen	(2)	1	—
Great Britain pound (US dollar)	(20)	2	0.4
(US dollar) Singapore dollar	(11)	1	—

1)	USD equivalent

Interest rate risk

NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006 and on April 2, 2009 NXP issued several series of notes with maturities ranging from 4 to 9 years and a mix of floating and fixed rates. The euro and U.S. dollar denominated notes represent 34% and 66% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per July 4, 2010:

	Principal amount *	Fixed/ floating	Current coupon rate	Maturity date

Senior Secured Notes	€843	Floating	3.3940	2013
Senior Secured Notes	$1,201	Floating	3.0528	2013
Senior Secured Notes	$845	Fixed	7.8750	2014
Senior Notes	€297	Fixed	8.6250	2015
Senior Notes	$774	Fixed	9.5000	2015
Super Priority Notes	€29	Fixed	10.0000	2013
Super Priority Notes	$221	Fixed	10.0000	2013

*	amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of July 4, 2010 all other variables held constant, the annualized net interest expense would increase/decrease by $23 million. This impact is based on the outstanding net debt position as per July 4, 2010.

15 Subsequent events

Initial Public Offering

On August 5, 2010, we announced that the Company’s initial public offering of 34 million shares of common stock priced at $14 per share. The shares began trading on August 6, 2010, on the NASDAQ Global Select Market under the ticker symbol “NXPI.” The offering’s underwriters have a 30-day option to purchase up to 5,100,000 additional shares of common stock at the initial public offering price.

As of the reporting date of this interim report, we have spent on debt buy backs approximately $20 million aggregate principal amount on U.S. dollar denominated 7 7/8% secured notes due October 15, 2014; €32 million aggregate principal amount on Euro denominated 8 5/8% unsecured notes due October 15, 2015 and $38 million aggregate principal amount on U.S. denominated 9.5% unsecured notes due October 15, 2015.

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Amendment of Articles of Association

On August 2, 2010, we have amended the Company’s articles of association effecting a 1-for-20 reverse stock split of our shares of common stock and adopting a one-tier board structure, consisting of executive directors and non-executive directors.

New Secured Notes

On July 20, 2010, we issued $1,000 million aggregate principal amount of new 9 3/4 3/4% Senior Secured Notes due 2018 (the “New Secured Notes”). The New Secured Notes accrue interest at the rate of 9 3/4  3/4% per annum and mature on August 1, 2018. The New Secured Notes are our senior obligations and will be guaranteed, jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries. The New Secured Notes and guarantees are secured by substantially all assets, other than cash and bank accounts, that are held by us or any of the guarantors.

As per August 17, 2010, we have used the proceeds from the offering of New Secured Notes to repurchase approximately $968 million of Existing Secured Notes (consisting of approximately €176 million aggregate principal amount of euro-denominated floating rate senior secured notes due October 15, 2013 (the “Euro Floating Rate Secured Notes”), approximately $317 million aggregate principal amount of U.S. dollar-denominated floating rate senior secured notes due October 15, 2013 (the “Dollar Floating Rate Secured Notes”), and approximately $428 million aggregate principal amount of U.S. dollar-denominated 7 7/8% senior secured notes due October 15, 2014 (the “Dollar Fixed Rate Secured Notes”, and together with the Euro Floating Rate Secured Notes and Dollar Floating Rate Secured Notes, the “Existing Secured Notes”)).

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INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED OCTOBER 3, 2010

November 2, 2010

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

Page
Basis of Presentation	3
The Company	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction	5
Revenue and operating income (loss)	8
Net income (loss)	11
Employees	13
Liquidity and Capital Resources	14
Contractual Obligations	16
Off-balance Sheet Arrangements	16
Subsequent events	16
Outlook	16

Interim consolidated financial statements:
Interim consolidated statements of operations and comprehensive income for the three and nine months ended October 3, 2010 and September 27, 2009 (unaudited)	17
Interim consolidated balance sheets as of October 3, 2010 (unaudited) and December 31, 2009 (audited)	18
Interim consolidated statements of cash flows for the three and nine months ended October 3, 2010 and September 27, 2009 (unaudited)	19
Interim consolidated statements of changes in equity for the nine months ended October 3, 2010 (unaudited)	21

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Basis of Presentation

This financial report of NXP Semiconductors N.V. (“we”, “NXP”, “NXP Semiconductors” or the “Company”) contains interim consolidated financial statements as of and for the three and nine months ended October 3, 2010 and September 27, 2009 which are unaudited. The December 31, 2009 amounts included herein are derived from the audited consolidated financial statements of NXP Semiconductors N.V. and its consolidated subsidiaries, as presented in NXP Semiconductors N.V.’s registration statement (the “Registration Statement”) on Form F-1, filed on August 5, 2010 with the United States Securities and Exchange Commission.

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 and the statements of operations for the three and nine months ended September 27, 2009, have been adjusted to correct immaterial offset errors for current and deferred tax balances, the application of currency translation adjustments related to the provision for income taxes and the application of functional currency to certain intangible assets and goodwill recorded in conjunction with certain business combinations. These adjustments are set out in the table on page 7.

The third fiscal quarters of 2010 and 2009 both consisted of 91 days and ended on October 3, 2010 and September 27, 2009, respectively.

The preparation of the interim consolidated financial statements in conformity with US GAAP, besides the exclusion of condensed notes to the consolidated financial statements, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Registration Statement.

In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements in the Annual Report necessary for the fair presentation of the Company’s financial position at October 3, 2010 and results of operations and cash flows for the three and nine months ended October 3, 2010 and September 27, 2009. This includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position.

The results of operations for the three and nine months ended October 3, 2010 are not necessarily indicative of the operating results to be expected for the full year.

Our significant accounting policies are also disclosed in the financial statements incorporated in the Registration Statement, under note 2 “Significant accounting policies and new standards after 2009”.

Furthermore, this report contains a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and nine months ended October 3, 2010 compared to the same period ended September 27, 2009.

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The Company

The Company is a holding company, whose only material assets are the direct ownership of 100% of the shares of NXP B.V., which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. The Company headquarters are in the Netherlands. In its current form, NXP was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductor business (with over 50 years of innovation and operating history) to a consortium of private equity investors (the “Private Equity Consortium”) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor business to a separate legal entity, being NXP B.V., on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of NXP B.V. were then acquired by the Company. We refer to this multi-step transaction as the “Formation”.

At the time of the Formation, the Company was called KASLION Acquisition B.V., a Dutch private company with limited liability. On May 21, 2010, the Company converted into a public company with limited liability (naamloze vennootschap) and changed its name to NXP Semiconductors N.V. In August 2010, the Company completed its initial public offering and since then has been listed on the NASDAQ Global Select Market under the ticker symbol “NXPI”. In connection with the IPO, we have amended our Articles of Association on August 2, 2010 in order to effect a 1-for-20 reverse stock split of our shares of common stock.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Basis of Presentation

New Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments in compliance with FASB ASC Topic 280. We have two market-oriented business segments, High-Performance Mixed-Signal (“HPMS”) and Standard Products, and two other reportable segments, Manufacturing Operations and Corporate and Other.

•

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly-owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline.

•

Our Corporate and Other segment includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune Singapore Pte, Ltd. (“NuTune”) and software solutions for mobile phones, our “NXP Software” business.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

For the previously reported periods in this report, the divested operations remained consolidated in the financial statements and are presented under a separate new reporting segment named “Divested Home Activities”. The remaining parts of the former Home segment have been moved into the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

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Factors Affecting Comparability

Economic and Financial Crisis

The economic and financial crisis had an impact on both our revenue and profitability, affecting all our business segments, especially in the first and second quarter of 2009.

Initial Public Offering (IPO)

On August 10, 2010, we completed our initial public offering of 34 million shares of common stock priced at $14 per share. The shares are traded on the NASDAQ Global Select Market under the ticker symbol “NXPI”.

This resulted in net proceeds of $450 million, after deducting underwriting discounts and commissions and estimated offering expenses for a total amount of $26 million. These proceeds have been used to improve the Company’s capital structure by repaying a portion of long-term indebtedness.

Restructuring and Redesign Program

We have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. The Redesign Program, originally announced in September 2008, and expanded several times since, is currently targeted to reduce our cost base by an annualized $900 million to $950 million by the end of 2011, compared to the level in September 2008. Savings have been realized primarily through factory closings and other actions to reduce our manufacturing footprint, particularly in high cost geographies, as well as refocusing and resizing our central research and development and streamlining support functions. Actions related to this program have been a very significant factor in our profitability improvements over the last several quarters.

We estimate the total costs of the Redesign Program to be no greater than $725 million by the end of 2011. Since the beginning of the program in September 2008 and until the end of the third quarter of 2010, $614 million of restructuring costs related to the Redesign Program and other restructuring activities has been paid, of which $60 million relates to the third quarter of 2010.

Capital structure

During the first nine months of 2010, total debt was reduced from $5,283 million to $4,649 million. In the third quarter of 2010 we issued a new bond with principal amount of $1,000 million and used the net proceeds of $974 million to buy back $964 million par value of our existing outstanding debt. In the third quarter we completed our initial public offering and the net proceeds of $450 million were used to buy back $461 million par value of outstanding debt. In addition to this, we repaid $100 million on our revolving credit facility. The net gain on all repurchases of debt recognized in the first nine months of 2010 was $57 million.

Going forward the Company continues to seek opportunities to retire or purchase outstanding debt.

Impairment of Goodwill and Other Intangibles

Our goodwill is tested for impairment on an annual basis in accordance with the FASB Accounting Standards Codification 350, Intangibles-Goodwill and Other. To test our goodwill for impairment, the fair value of each “reporting unit” that carries goodwill is determined. If the carrying value of the net assets in the “reporting unit” exceeds the fair value of the “reporting unit”, there is an additional assessment performed to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value. NXP’s business units are considered as the “reporting unit” as referred to in ASC 350 for the purpose of impairment analysis.

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. The key assumptions considered for computing the fair value of reporting units include (a) cash flows based on financial projections for periods ranging from

[-6]

2010 through 2013 and which were projected until 2021, (b) terminal values based on terminal growth rates not exceeding 3%, (c) discount rates, based on WACC, ranging from 11.9% to 13.5%. A sensitivity analysis in which long-term growth rates become approximately zero and the WACC is being increased with 200 basis points, indicates that for all reporting units, the fair value exceeds the book value substantially.

Based on the impairment analysis in the third quarter of 2010, the Company has concluded that there is no impairment required during the reporting period ended October 3, 2010 because of the significant fair value that exceeds the carrying value.

Adjustments to previously reported financial statements

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 have been adjusted to correct immaterial offset errors for current and deferred tax balances and the application of functional currency to certain intangible assets and goodwill recorded in conjunction with certain business combinations. These adjustments are set out in the table below:

Consolidated balance sheet for the period ending December 31, 2009:

($ in millions)	As originally reported	Adjustments	As currently reported

Other receivables	113	(54)	59
Other current assets	227	45	272
Other non-current assets	604	(510)	94
Intangible assets excluding goodwill	2,006	(55)	1,951
Goodwill	2,621	(39)	2,582
Accrued liabilities	(756)	54	(702)
Long-term provisions	(925)	472	(453)
Stockholders’ equity:
- Accumulated deficit	5,219	(66)	5,153
- Accumulated other comprehensive income (loss)	(552)	153	(399)
Total stockholders’ equity	(930)	87	(843)

In addition, in the prior period quarterly consolidated statement of operations for the three and nine months periods ending September 27, 2009 the Company incorrectly included currency translation adjustments within the provision for income taxes in the statement of operations. Also, as a result of correcting the application of functional currency to certain intangible assets, a portion of the currency translation movements resulted in lower amortization expense in the prior periods.

As a result, the following line items have been corrected for these immaterial errors:

Consolidated statement of operations:

($ in millions)	For the three months period ending September 27, 2009			For the nine months period ending September 27, 2009
	As originally reported	Adjustments	As currently reported	As originally reported	Adjustments	As currently reported

General and administrative expense	(162)	2	(160)	(499)	6	(493)
Provision for income taxes	(27)	14	(13)	(35)	12	(23)

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Revenue and operating income (loss)

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q3 2009	Q3 2010	YTD 2009	YTD 2010

Revenue	1,077	1,213	2,682	3,579
% nominal growth	(21.6)	12.6	(39.3)	33.4
Gross profit	322	507	576	1,407
Research and development expenses	(172)	(149)	(547)	(440)
Selling expenses	(82)	(65)	(202)	(196)
General and administrative expenses	(160)	(165)	(493)	(532)
Other income	(37)	2	(23)	(16)

Operating income (loss)	(129)	130	(689)	223

Revenue

The following table presents the aggregate revenue and revenue growth for the three and nine months ended October 3, 2010 and September 27, 2009.

($ in millions, unless otherwise stated)	Q3 2009		Q3 2010		YTD 2009		YTD 2010
	Revenue	growth %	Revenue	growth %	Revenue	growth %	Revenue	growth %

High-Performance Mixed-Signal	547	(15.6)	715	30.7	1,374	(30.6)	2,129	54.9
Standard Products	256	(20.0)	314	22.7	614	(30.5)	882	43.6
Manufacturing Operations	96	(11.1)	148	54.2	247	6.9	411	66.4
Corporate and Other	42	(16.0)	36	(14.3)	125	(22.4)	110	(12.0)
Divested Home Activities	136	6.3	—	—	322	(12.7)	47	—

Total	1,077	(21.6)	1,213	12.6	2,682	(39.3)	3,579	33.4

Q3 2010 compared to Q3 2009

Revenue was $1,213 million in the third quarter of 2010 compared to $1,077 million in the third quarter of 2009, an increase of 12.6%. The increase in revenue, compared to the third quarter of 2009, was due to the overall market recovery and our share gains across a wide range of our business lines. The increase was visible in our market-oriented business segments and all regions, especially in Greater China. The revenue increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. Revenue in the third quarter of 2010 was also affected by unfavorable currency effects of $38 million, compared to the third quarter of 2009.

Revenue in our HPMS segment registered growth of 30.7%, due to the market growth and our share gains over the past quarters, across a wide range of our business lines. This increase in revenue was partly offset by unfavorable currency effects of $27 million compared to the third quarter of 2009.

Revenue in our Standard Products segment registered growth of 22.7%. This increase was mainly attributable to the recovery from the global economic crises and our ability to ramp up production in response to increased demand. This increase in revenue was partly offset by unfavorable currency effects of $10 million compared to the third quarter of 2009.

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YTD 2010 compared to YTD 2009

Revenue was $3,579 million in the first nine months of 2010 compared to $2,682 million in the first nine months of 2009, an increase of 33.4%. The increase in revenue, compared to the first nine months of 2009, was mainly due to the overall market recovery, our ability to ramp up production to meet higher demand and the increase in our market share across a wide range of our business lines. The revenue increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010.

Revenue in our HPMS segment registered a 54.9% growth, mainly due to overall market recovery and our share gains, over the past quarters, across a wide range of our business lines.

Revenue in our Standard Products segment registered a 43.6% growth. This increase was mainly attributable to the recovery from the global economic crises and our ability to ramp up production in response to the increased demand.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended October 3, 2010 and September 27, 2009.

($ in millions, unless otherwise stated)	Q3 2009			Q3 2010			YTD 2009			YTD 2010
	Operating income (loss)	in % of revenue		Operating income (loss)	in % of revenue		Operating income (loss)	in % of revenue		Operating income (loss)	in % of revenue

High-Performance Mixed-Signal	7	1.3		120	16.8		(166)	(12.1)		268	12.6
Standard Products	(4)	(1.6)		55	17.5		(77)	(12.5)		108	12.2
Manufacturing Operations	(56)	(58.3)		(8)	(5.4)		(188)	(76.1)		(37)	(9.0)
Corporate and Other	(55)	NM	1)	(37)	NM	1)	(109)	NM	1)	(85)	NM	1)
Divested Home Activities	(21)	(15.4)		—	—		(149)	(46.3)		(31)	(66.0)

Total	(129)	(12.0)		130	10.7		(689)	(25.7)		223	6.2

1)	NM: Not meaningful

Q3 2010 compared to Q3 2009

Our operating income in the third quarter of 2010 was $130 million compared to an operating loss of $129 million in the third quarter of 2009. The increase in operating income was mainly due to the higher gross profit. Gross profit, in the third quarter of 2010 amounted to $507 million, or 41.8% of revenue, compared to $322 million, or 29.9% of revenue, in the third quarter of 2009. The increase in gross profit was largely due to higher revenue, redesign savings, higher factory utilization and a favorable product mix due to increased revenue from our HPMS segment which sells products with higher margin. Factory utilization, based on starts, further increased to 99% in the third quarter of 2010 compared to 73% in the third quarter of 2009. The improvement in operating income was also due to the divestment of a major portion of our former Home segment to Trident. These Divested Home Activities amounted to an operating loss of $21 million in the third quarter of 2009.

Operating income in our HPMS segment was $120 million in the third quarter of 2010 compared to $7 million in the third quarter of 2009. The increase in operating income was mainly due to increase in the gross profit partly offset by higher operating expenses. The gross profit in the third quarter of 2010 was $403 million, or 56.4% of revenue, compared to $242 million, or 44.2% of revenue, in the third quarter of 2009. The increase in operating expenses was largely due to higher research and development expenses.

Operating income in our Standard Products segment was $55 million in the third quarter of 2010 compared to an operating loss of $4 million in the third quarter of 2009. The increase in operating income was mainly due to an increase in the gross profit resulting from higher revenue. The gross profit, in the third quarter of 2010, was $109 million, or 34.7% of revenue, compared to $50 million, or 19.5% of revenue, in the third quarter of 2009.

[-9]

Operating loss in our Manufacturing Operations segment was $8 million in the third quarter of 2010 compared to an operating loss of $56 million in the third quarter of 2009. The operating loss in the third quarter of 2010 was mainly related to the amortization of certain other intangible assets. The operating loss in the third quarter of 2009 was mainly due to the costs related to closure of our factory in Fishkill and other redesign activities.

Operating loss in our Corporate and Other segment was $37 million in the third quarter of 2010 compared to a loss of $55 million in the third quarter of 2009. The operating loss in the third quarter of 2010 was mainly related to losses on revaluation of foreign currency contracts. The operating loss in the third quarter of 2009 included costs related to certain redesign activities.

YTD 2010 compared to YTD 2009

Our operating income in the first nine months of 2010 was $223 million compared to an operating loss of $689 million in the first nine months of 2009. The increase in operating income was mainly due to the higher gross profit resulting from higher revenue. Gross profit, in the first nine months of 2010 amounted to $1,407 million, or 39.3% of revenue, compared to $576 million, or 21.5% of revenue, in the first nine months of 2009. The increase in gross profit was largely due to higher revenue, cost reductions that we achieved as a result of the ongoing Redesign Program, higher factory utilization and a favorable product mix due to increased revenue from our HPMS segment which sells products with higher margin. The improvement in the operating income was also due to the divestment of a major portion of our former Home segment to Trident. These Divested Home Activities amounted to an operating loss of $31 million in 2010 compared to an operating loss of $149 million in the first nine months of 2009. However, this increase in the operating income was partly offset by additional research and development expenses and selling expenses in the remaining business segments.

Operating income in our HPMS segment was $268 million in the first nine months of 2010 compared to an operating loss of $166 million in the first nine months of 2009. The increase in operating income was mainly due to an increase in the gross profit resulting from higher revenue. The gross profit in the first nine months of 2010 was $1,112 million, or 52.2% of revenue, compared to $514 million, or 37.4% of revenue, in the first nine months of 2009. The increase in gross profit was partly offset by higher research and development expenses and higher selling expenses. The increase in selling expenses was in line with our strategy to better serve our customers with High-Performance Mixed-Signal solutions, whereby we have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products.

Operating income in our Standard Products segment, was $108 million in the first nine months of 2010 compared to an operating loss of $77 million in the first nine months of 2009. The increase in operating income was mainly due to an increase in the gross profit resulting from higher revenue. The gross profit in the first nine months of 2010 was $275 million, or 31.2% of revenue, compared to $82 million, or 13.4% of revenue, in the first nine months of 2009.

Operating loss in our Manufacturing Operations segment was $37 million in the first nine months of 2010 compared to an operating loss of $188 million in the first nine months of 2009. The operating loss in the first nine month of 2010 was mainly related to the amortization of certain other intangible assets. The operating loss in the first nine months of 2009 was mainly related to the sale of the factory in Caen, an additional write down related to the closure of the factory in Fishkill and costs related to other redesign activities.

Operating loss in our Corporate and Other segment was $85 million in the first nine months of 2010 compared to a loss of $109 million in the first nine months of 2009. The operating loss in the first nine months of 2010 was mainly related to the losses on the completed divestment. The operating loss in the first nine months of 2009 was mainly due to costs related to certain redesign activities.

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Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q3 2009	Q3 2010	YTD 2009	YTD 2010

Operating income (loss)	(129)	130	(689)	223
Financial income (expense)	570	279	843	(436)
Provision for income taxes	(13)	(28)	(23)	(37)
Result equity-accounted investees	—	(5)	75	(60)

Net income (loss)	428	376	206	(310)

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q3 2009	Q3 2010	YTD 2009	YTD 2010

Interest income	1	1	5	1
Interest expense	(83)	(81)	(278)	(239)
Foreign exchange results	142	323	113	(229)
Extinguishment of debt	528	55	1,045	57
Other	(18)	(19)	(42)	(26)

Total	570	279	843	(436)

Q3 2010 compared to Q3 2009

Financial income and expense was an income of $279 million in the third quarter of 2010, compared to an income of $570 million in the third quarter of 2009. Financial income and expense included a gain of $323 million in the third quarter of 2010, as a result of a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a gain of $142 million in the third quarter of 2009. The third quarter of 2010 included a gain of $55 million resulting from the extinguishment of debt compared to a gain of $528 million in the third quarter of 2009. The net interest expense amounted to $80 million in the third quarter of 2010 and included $20 million of accrued interest paid for repurchased bonds. The net interest expense amounted to $82 million in the third quarter of 2009.

YTD 2010 compared to YTD 2009

Financial income and expense was an expense of $436 million in the first nine months of 2010, compared to an income of $843 million in the first nine months of 2009. Financial income and expense included a loss of $229 million in the first nine months of 2010, as a result of a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a gain of $113 million in the first nine months of 2009. The first nine months of 2010 included a gain of $57 million resulting from the extinguishment of debt compared to a gain of $1,045 million in the first nine months of 2009. The net interest expense amounted to $238 million in the first nine months of 2010 and included $20 million of accrued interest paid for repurchased bonds. The net interest expense amounted to $273 million in the first nine months of 2009.

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Income tax benefit (expenses)

Q3 2010 compared to Q3 2009

The effective income tax rates for the three months ended October 3, 2010 and September 27, 2009 were 6.8% and 2.9%, respectively. The difference in the effective tax rate for the 3 months ended October 3, 2010 compared to the same period in the prior year was primarily due to an increase of losses in tax jurisdictions for which no tax benefit is recognized and higher income for profitable tax jurisdictions, which leads to a higher total provision for income taxes despite an overall decrease in consolidated income before taxes.

YTD 2010 compared to YTD 2009

The effective income tax rates for the nine months ended October 3, 2010 and September 27, 2009 were (17.4%) and 14.9%, respectively. The difference in the effective tax rate for the 9 months ended October 3, 2010 compared to the same period in the prior year was primarily due to an increase of losses in tax jurisdictions for which no tax benefit is recognized and higher income for profitable tax jurisdictions, which leads to a higher total provision for income taxes despite an overall decrease in consolidated income before taxes.

Results relating to equity-accounted investees

Q3 2010 compared to Q3 2009

Results relating to the equity-accounted investees amounted to a loss of $5 million in the third quarter of 2010, compared to nil in the third quarter of 2009. The loss in the third quarter of 2010 was mainly related to our investment in Trident.

YTD 2010 compared to YTD 2009

Results relating to the equity-accounted investees amounted to a loss of $60 million in the first nine months of 2010, compared to a profit of $75 million in the first nine months of 2009. The loss in the first nine months of 2010 was mainly related to our investment in Trident. The loss in the first nine months of 2009 was due to the release of translation differences related to the sale of our share in the ST-NXP Wireless joint venture.

Net income

Q3 2010 compared to Q3 2009

Our net income in the third quarter of 2010 was $376 million compared to net income of $428 million in the third quarter of 2009. The increase in operating income was offset by the lower financial income and expenses in the third quarter of 2010.

YTD 2010 compared to YTD 2009

Our net loss in the first nine months of 2010 was $310 million, compared to net income of $206 million in the first nine months of 2009. The higher net income in 2009 was mainly due to the gains resulting from debt extinguishment.

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Non-controlling interests

Q3 2010 compared to Q3 2009

The share of non-controlling interests amounted to a profit of $7 million in the third quarter of 2010, compared to a profit of $10 million in the third quarter of 2009. This was mostly related to the third-party share in the results of consolidated companies, predominantly SSMC.

YTD 2010 compared to YTD 2009

The share of non-controlling interests amounted to a profit of $28 million in the first nine months of 2010, compared to a profit of $5 million in the first nine months of 2009. This was mostly related to the third-party share in the results of consolidated companies, predominantly SSMC.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at October 3, 2010 and December 31, 2009.

(number of full-time employees)	December 31, 2009	October 3, 2010

High-Performance Mixed-Signal	2,910	2,797
Standard Products	2,021	2,436
Manufacturing Operations	14,725	16,007
Corporate and Other	7,456	7,364
Divested Home Activities	1,038	—

Total	28,150	28,604

(number of full-time employees)	December 31, 2009	October 3, 2010

Europe and Africa	8,734	7,819
Americas	728	533
Greater China	7,159	7,451
Asia Pacific	11,529	12,801

Total	28,150	28,604

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Liquidity and Capital Resources

At the end of the third quarter 2010, our cash balance amounted to $962 million. Taking into account the available undrawn amount under the Secured Revolving Credit facility, we had $1,098 million of liquidity available.

At the end of 2009 we had a cash balance of $1,041 million and during the last nine months our cash decreased by $79 million. This included a decrease of cash of $43 million, related to the translation of foreign denominated cash balances into USD. We were able to generate cash from our own operations amounting to $224 million in the first nine months of 2010 compared to a cash outflow of $768 million in the same period last year. Operationally our business improved and cash spent on the redesign program resulted in a cash outflow of $181 million.

Net capital expenditures for property, plant and equipment increased to $67 million in the third quarter of 2010 compared to $9 million in the third quarter of 2009 due to increased business activity. In the third quarter of 2010 we sold our interest in Virage which resulted in net proceeds of $27 million.

In the first nine months of 2010, net capital expenditures for property, plant and equipment amounted to $166 million compared to $42 million in the same period of 2009. In 2010 we sold our interest in Virage which resulted in net proceeds of $27 million. As part of the sale of a major portion of our former Home business to Trident, we contributed $47 million in 2010, whereas in 2009 we received a total of $146 million which was mainly related to the sale of the remaining part of our mobile business, the sale of our shares in DSP Group and a loan repayment.

In the third quarter of 2010 we were able to buy back $1,425 million of our outstanding debt for a cash consideration of $1,370 million. This was largely financed by issuing new bonds with a principal amount of $1,000 million and from the net proceeds of an IPO amounting to $450 million.

In the nine months of 2010 we were able to buy back $1,440 million of our outstanding debt for a cash consideration of $1,383 million.

At the end of the third quarter of 2010 we still had a remaining capacity of $136 million available under our Secured Revolving Credit facility, after taking into account the outstanding bank guarantees and based on the quarter end exchange rates. The facility is denominated in Euros of which $500 million was drawn at the end of the third quarter.

Total cash amounted to $962 million at the end of the third quarter of which $318 million was held by SSMC, our joint venture company with TSMC, in Singapore. A portion of this cash can be distributed to us by way of a dividend but 38.8% of the dividend will be paid to TSMC. In the third quarter of 2010 no dividends were received from SSMC.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under our Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the third quarter of 2010, these sources of liquidity will be sufficient to fund our operations, capital expenditures and debt service for at least the next twelve months.

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit facility, a “forward start” to refinance our existing secured revolving credit facility (the “Secured Revolving Credit Facility”). The Forward Start Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015.

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Cash Flows

The condensed consolidated statements of cash flows for the three months ended October 3, 2010 and September 27, 2009 are presented as follows:

($ in millions, unless otherwise stated)	Q3 2009	Q3 2010	YTD 2009	YTD 2010

Cash flow from operating activities:
Net income (loss)	428	376	206	(310)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	(479)	(218)	(974)	534

Net cash provided by (used for) operating activities	(51)	158	(768)	224
Net cash (used for) provided by investing activities	(9)	(51)	98	(199)
Net cash (used for) provided by financing activities	(284)	(47)	(80)	(61)

Total change in cash and cash equivalents	(344)	60	(750)	(36)
Effect of changes in exchange rates on cash positions	32	60	15	(43)
Cash and cash equivalents at beginning of period	1,373	842	1,796	1,041

Cash and cash equivalents at end of period	1,061	962	1,061	962

Cash Flow from Operating Activities

We generated $158 million of cash from our operations during the third quarter of 2010, compared to a usage of $51 million a year ago. An improved economic environment and improved operational business performance were the main drivers behind this improvement. Redesign payments of $60 million were lower compared to $125 million a year ago. Cash interest payments amounted to $56 million in the third quarter of 2010 which included $20 million in payments of occurred interest on bonds repurchased earlier. In the third quarter of 2009 $52 million was paid for interest on our debt.

Furthermore, in the third quarter of 2010 we had a positive cash inflow of approximately $1.2 billion from, amongst others, our customers versus payments amounting to approximately $1.1 billion mainly related to suppliers and staff.

Cash Flow from Investing Activities

Net cash used for investing activities resulted to $51 million in the third quarter of 2010, compared to $9 million in the third quarter of 2009. This was mainly driven by an increase of cash spent on gross capital expenditures of $69 million and partly compensated by the cash received of $27 million, mainly related to the sale of our stake in Virage.

In the first nine months of 2010 we spent $196 million on gross capital expenditures and paid $47 million to Trident. We also received $27 million, mainly related to the sale of our stake in Virage. The $30 million received as proceeds from the disposal of property, plant and equipment was mainly attributable to the sale of property in Boeblingen. In the first nine months of 2009 we spent $55 million on gross capital expenditures and received $146 million mainly related to the sale of the remaining part of our mobile business and the sale of our shares in DSP Group.

Cash Flow from Financing Activities

Net cash used for financing activities was $47 million in the third quarter of 2010 compared to a usage of $284 million in the same quarter in 2009. We concluded bond repurchases of $1,425 million of principal amount of our debt for a cash consideration of $1,370 million in the third quarter of 2010 and financed this with an issuance of new bonds of $1,000 million and net proceeds from our IPO of $450 million. The cash spent on bond repurchases in the third quarter of 2009 amounted to $286 million.

In the first nine months of 2010 we spent $61 million on financing activities compared to $80 million in the first nine months of 2009. In addition to the activities described under the third quarter 2010, we bought back an additional amount of $13 million of our bonds in this period. In the first nine months of 2009 we spent $80 million on financing activities which was a result of $286 million spent on bond repurchases and $200 million drawn under our revolving credit facility.

[-15]

Contractual Obligations

No material changes in our contractual obligations occurred since December 2009.

Off-balance Sheet Arrangements

At the end of the third quarter of 2010, we had no off-balance sheet arrangements.

Subsequent events

New long-term equity incentive program

In October 2010, the board of directors of the Company has resolved to implement a new long-term equity incentive program for management and key employees, consisting of: (i) a share plan under which performance shares and restricted shares can be awarded, (ii) a restricted stock units plan, under which performance related stock units and restricted stock units can be awarded, and (iii) a global stock option plan, under which stock options can be awarded. The size of the annual equity pool available for awards under this long-term equity incentive program in the period from November 2, 2010 up to Q4 2011 represents a maximum of 7.2 million shares of common stock in the Company.

Outlook

During the third quarter, as lead times continued to move toward more normal levels for most of our products, and customers gained more confidence in their ability to obtain product, we began to see adjustments in order patterns. While demand in our large Identification and Automotive businesses remains strong, we are seeing some mixed signals in certain consumer, PC and industrial markets. We believe the signs we are seeing point to a semiconductor market that is transitioning to more normal seasonal growth patterns.

We expect Product Revenue in the fourth quarter to be relatively flat sequentially, on a comparable basis. Non-GAAP operating income is expected to be up 3% to 7% percent sequentially as our margins continue to benefit from the results of our Redesign Program.

A portion of NXP’s Product Revenue is denominated in currencies other than its U.S. dollar reporting currency. Due to the difficulty of forecasting fluctuations in foreign currency exchange rates relative to the U.S. dollar, primarily the Euro, NXP provides revenue guidance only on a “comparable basis”. With respect to the Euro, these fluctuations tend to be offset by fluctuations in Euro based cost such that there is minimal impact on operating income.

Eindhoven, November 2, 2010

Board of directors

[-16]

Interim consolidated statements of operations and comprehensive income of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 27, 2009	October 3, 2010	September 27, 2009	October 3, 2010

Revenue	1,077	1,213	2,682	3,579
Cost of revenue	(755)	(706)	(2,106)	(2,172)

Gross profit	322	507	576	1,407

Research and development expense	(172)	(149)	(547)	(440)
Selling expense	(82)	(65)	(202)	(196)
General and administrative expense	(160)	(165)	(493)	(532)
Other income (expense)	(37)	2	(23)	(16)

Operating income (loss)	(129)	130	(689)	223

Financial income (expense):
- Extinguishment of debt	528	55	1,045	57
- Other financial income (expense)	42	224	(202)	(493)

Income (loss) before taxes	441	409	154	(213)

Provision for income taxes	(13)	(28)	(23)	(37)

Income (loss) after taxes	428	381	131	(250)

Results relating to equity-accounted investees	—	(5)	75	(60)

Net income (loss)	428	376	206	(310)

Attribution of net income (loss) for the period:

Net income (loss) attributable to stockholders	418	369	201	(338)
Net income (loss) attributable to non-controlling interests	10	7	5	28

Net income (loss)	428	376	206	(310)
Weighted average number of shares of common stock outstanding during the period (in thousands):1)
- Basic	215,252	237,295	215,252	222,520
- Diluted	216,429	238,734	216,429	222,520
Net income (loss) attributable to stockholders per common share in $:
- Basic	1.94	1.56	0.93	(1.52)
- Diluted	1.93	1.55	0.93	(1.52)

Consolidated statements of comprehensive income:

Net income (loss)	428	376	206	(310)
- Unrealized gain (loss) on available for sale securities	—	—	—	—
- Recognition funded status pension benefit plan	—	—	—	—
- Unrealized gain (loss) on cash flow hedge	—	—	—	—
- Foreign currency translation adjustments	(33)	(103)	25	103
- Reclassifications into income	—	—	(78)	—
- Income tax on net current period changes	—	—	—	—

Total comprehensive income (loss)	395	273	153	(207)

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders	385	266	148	(235)
Income (loss) attributable to non-controlling interests	10	7	5	28

Total net comprehensive income (loss)	395	273	153	(207)

1)	As adjusted for the impact of the 1-for-20 reverse stock split.

[-17]

Interim consolidated balance sheets of NXP Semiconductors Group

($ in millions, unless otherwise stated)

	December 31, 2009 (audited)		October 3, 2010 (unaudited)
Assets
Current assets
Cash and cash equivalents		1,041		962
Receivables:
- Accounts receivable – net	455		520
- Other receivables	59		50

		514		570
Assets held for sale		144		47
Inventories		542		504
Other current assets		272		140

Total current assets		2,513		2,223

Non-current assets
Investments in equity-accounted investees		43		159
Other non-current financial assets		35		20
Other non-current assets		94		148
Property, plant and equipment:
- At cost	2,468		2,284
- Less accumulated depreciation	(1,107)		(1,079)

		1,361		1,205
Intangible assets excluding goodwill:
- At cost	3,306		3,193
- Less accumulated amortization	(1,355)		(1,552)

		1,951		1,641
Goodwill		2,582		2,515

Total non-current assets		6,066		5,688

Total assets		8,579		7,911
Liabilities and equity
Current liabilities
Accounts and notes payable		582		619
Liabilities held for sale		2		29
Accrued liabilities		702		559
Short-term provisions		269		133
Other current liabilities		88		48
Short-term debt		610		509

Total current liabilities		2,253		1,897

Non-current liabilities
Long-term debt		4,673		4,140
Long-term provisions		453		458
Other non-current liabilities		159		111

Total non-current liabilities		5,285		4,709

Contractual obligations and contingent liabilities		—		—
Equity
Non-controlling interests		198		226
Stockholders’ equity:
Common stock, par value EUR 0.20 per share1):
- Authorized: 430,503,000 shares (2009: 430,503,000 shares)		—	—
- Issued: 249,251,500 shares (2009: 215,251,500 shares)	42		51
Capital in excess of par value	5,555		6,017
Accumulated deficit	(5,153)		(5,491)
Accumulated other comprehensive income (loss)	399		502

Total Stockholders’ equity		843		1,079

Total equity		1,041		1,305

Total liabilities and equity		8,579		7,911

1)	As adjusted for the impact of the 1-for-20 reverse stock split.

[-18]

Interim consolidated statements of cash flows of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 27, 2009	October 3, 2010	September 27, 2009	October 3, 2010
Cash flows from operating activities:
Net income (loss)	428	376	206	(310)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	202	162	662	524
Impairment goodwill and other intangibles	—	—	—	—
Impairment assets held for sale	—	—	—	—
Net (gain) loss on sale of assets	38	(7)	(50)	19
Gain on extinguishment of debt	(528)	(55)	(1,045)	(57)
Results relating to equity-accounted investees	—	6	—	60
Dividends paid to non-controlling interests	—	(1)	(29)	(1)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	18	77	(5)	32
(Increase) decrease in inventories	19	(24)	36	47
Increase (decrease) in accounts payable, accrued and other liabilities	(15)	(62)	(291)	(158)
Decrease (increase) in other non-current assets	(35)	106	(144)	(103)
Increase (decrease) in provisions	(27)	(49)	(4)	(90)
Other items	(151)	(371)	(104	)261

Net cash provided by (used for) operating activities	(51)	158	(768	)224
Cash flows from investing activities:
Purchase of intangible assets	(3)	(2)	(6)	(4)
Capital expenditures on property, plant and equipment	(11)	(69)	(55)	(196)
Proceeds from disposals of property, plant and equipment	2	2	13	30
Proceeds from disposals of assets held for sale	—	—	—	—
Proceeds from the sale of securities	—	—	20	—
Purchase of other non-current financial assets	—	(1)	—	(1)
Proceeds from the sale of other non-current financial assets	—	27	—	27
Purchase of interests in businesses	—	(8)	—	(8)
Proceeds from (consideration related to) sale of interests in businesses	3	—	126	(47)

Net cash (used for) provided by investing activities	(9)	(51)	98	(199)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	2	—	7	(1)
Amounts drawn under the revolving credit facility	200	—	400	—
Repayments under the revolving credit facility	(200)	(100)	(200)	(100)
Repurchase of long-term debt	(286)	(1,370)	(286)	(1,383)
Net proceeds from the issuance of long-term debt	—	974	—	974
Principal payments on long-term debt	—	(1)	(1)	(1)
Net proceeds from the issuance of common stock	—	450	—	450

Net cash provided by (used for) financing activities	(284)	(47)	(80)	(61)

Effect of changes in exchange rates on cash positions	32	60	15	(43)

Increase (decrease) in cash and cash equivalents	(312)	120	(735)	(79)
Cash and cash equivalents at beginning of period	1,373	842	1,796	1,041

Cash and cash equivalents at end of period	1,061	962	1,061	962

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-19]

	For the three months ended		For the nine months ended
	September 27, 2009	October 3, 2010	September 27, 2009	October 3, 2010

Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	52	56	276	201
Income taxes	9	7	36	12

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	5	30	159	10
Book value of these assets	—	(23)	(153)	(135)
Non-cash gains (losses)	(43)	—	44	106

	(38)	7	50	(19)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	—	—	177
Virage Logic shares/options	—	—	—	—
Others	—	—	5	—

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	(156)	(382)	(125)	240
Share-based compensation	5	7	20	21
Value adjustments/impairment financial assets	—	—	—	(4)
Non-cash interest cost due to applying effective interest method	2	4	4	11
Others	(2)	—	(3)	(7)

	(151)	(371)	(104)	261

[-20]

Interim consolidated statements of changes in equity of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecognized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2009	42	5,555	(5,153)	367	—	32	—	399	843	198	1,041

Net income (loss)			(338)						(338)	28	(310)
Components of other comprehensive income:
Recognition of funded status pension benefit plan
Unrealized gain (loss) on available for sale securities
Foreign currency translation adjustments				105		(2)		103	103		103
Reclassifications into income
Income tax on current period changes
Share-based compensation plans		21							21		21
Addition arising from newly issued shares	9	441							450		450
Dividends distributed

Balance as of October 3, 2010	51	6,017	(5,491)	472	—	30	—	502	1,079	226	1,305

[-21]

NXP Semiconductors Announces Third Quarter 2010 Results

GAAP revenue up 13%, comparable revenue up 25%, compared to Q3 2009

Six consecutive quarters of growth and improved profitability

•	Year-on-year comparable revenue growth 25% for NXP, 36% for High Performance Mixed Signal

•	GAAP gross margin increased to 41.8 percent; non-GAAP gross margin rose to 42.8 percent

•	GAAP operating margin increased to 10.7 percent; non-GAAP operating margin rose to 17.4 percent

•	12-month trailing adjusted EBITDA $972 million

•	Net debt reduced $555 million this year to $3,687 million; $1billion in maturities extended to 2018

•	Completed IPO in August; $450 million net proceeds to strengthen the balance sheet

In this release NXP presents financial performance on both a GAAP and non-GAAP basis (defined later in this release). A reconciliation of GAAP to non-GAAP numbers can be found later in this release.

Comparable growth is a non-GAAP financial measure that reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes and material acquisitions and divestments, as well as reclassified product lines.

Eindhoven, The Netherlands, November 2, 2010 – NXP Semiconductors N.V. (Nasdaq: NXPI) today reported financial results for its third quarter 2010, and provided guidance for the fourth quarter.

“The third quarter represented our sixth consecutive quarter of growth and significant operational improvement, as we continue to execute on our High Performance Mixed Signal solutions strategy,” said Richard Clemmer, NXP Chief Executive Officer. “Compared to the year ago quarter, revenue was up 25 percent on a comparable basis and NXP achieved 17.4 percent non-GAAP operating margin as we continued to see good results from our Redesign Program.

“Our success in winning new designs in our focus areas contributed to market share gains in High Performance Mixed Signal over the past year. We’ve seen particular success in identification, automotive entertainment and networking, microcontrollers, base stations and lighting markets. Our HPMS business represents 70 percent of NXP Product Revenue and is now operating at 56.5 percent non-GAAP gross margin and 23.1 percent non-GAAP operating margin, with room for further margin expansion. And we continue to see growth in new design wins in HPMS as customers turn to NXP to help them optimize their electronic end equipment. Product Revenue is the combination of our HPMS and Standard Products segments.

“We also made significant progress during the quarter in improving NXP’s capital structure. We completed an IPO with $450 million in net proceeds as well as a $1 billion bond offering which extended debt maturities to 2018. We generated $158 million in cash from operations during the quarter and since the end of last year, we have reduced net debt by $555 million,” Clemmer said.

Third Quarter 2010 GAAP Results

Revenue was $1,213 million, an increase of 12.6 percent from a year ago and an increase of 1.0 percent compared to prior quarter. The third quarter of 2009 included $136 million in revenue from our former Home segment, a major portion of which was divested in the first quarter of 2010. Support for this business is now included in our Manufacturing Operations segment.

Gross profit was $507 million, or 41.8 percent of revenue. This compares to $322 million, or 29.9 percent of revenue last year and $472 million, or 39.3 percent of revenue in the prior quarter.

Operating income was $130 million, or 10.7 percent of revenue. This compares to a loss of $129 million a year ago, or 12.0 percent of revenue, and an income of $93 million, or 7.7 percent of revenue in the prior quarter.

Third Quarter 2010 non-GAAP Results

Revenue was $1,213 million, an increase on a comparable basis of 25.2 percent from a year ago and an increase of 1.1 percent compared to prior quarter. In addition to market recovery, revenue increased from last year due to strength in NXP’s High Performance Mixed Signal segment which grew faster than the market and faster than our Standard Products segment.

Gross profit was $519 million, or 42.8 percent of revenue. This compares to $370 million, or 34.4 percent of revenue a year ago and $482 million, or 40.1 percent of revenue in prior quarter. Gross margin improvements from last year resulted primarily from our Redesign Program, higher factory utilization and a richer product mix due to successes in High Performance Mixed Signal. Compared to prior quarter, gross margin improvements resulted primarily from our Redesign Program and higher factory utilization.

Operating expenses were $305 million, compared to $323 million a year ago and $299 million in prior quarter. Compared to the prior quarter, we increased R&D investments in High Performance Mixed Signal while at the same time reducing G&A expense primarily due to the Redesign Program.

Operating income was $211 million, or 17.4 percent of revenue. This compares to $49 million, or 4.5 percent of revenue a year ago, and $185 million, or 15.4 percent a year ago. This was the sixth consecutive quarter of significant improvement in High Performance Mixed Signal operating margins.

Non-GAAP Financial Summary

($ in millions)				Q3 2010 variance to
	Q3 2009	Q2 2010	Q3 2010	Q3 2009	Q2 2010

Revenue	1,077	1,201	1,213	136	12
Gross profit	370	482	519	149	37
% of revenue	34.4%	40.1%	42.8%	8.4%	2.7%
Operating income	49	185	211	162	26
% of revenue	4.5%	15.4%	17.4%	12.9%	2.0%

Financial Reconciliation – GAAP to non-GAAP (unaudited)

NXP Semiconductors

Q3 2010

($ in millions except share data)	GAAP	PPA effects	Restructuring	Other Incidental	Reconciling items**	Non-GAAP

Revenue	1,213	—	—	—	—	1,213
Gross profit	507	(3)	(7)	(2)	—	519
Research and development expense	(149)	—	7	(1)	—	(155)
Selling expense	(65)	—	—	—	—	(65)
General and administrative expense	(165)	(68)	(1)	(11)	—	(85)
Other income (expense) net	2	—	—	5	—	(3)
Operating income	130	(71)	(1)	(9)	—	211
Net income attributable to stockholders	369 *	(71)	(1)	(9)	333	117 *
Weighted average diluted shares outstanding during the period (thousands)	238,734	—	—	—	—	238,734
Diluted earnings per common share attributable to stockholders	1.55	—	—	—	—	0.49

*	Includes stock based compensation expense $7M (excluding that, GAAP net income would be $376 million, non-GAAP $124 million)

Q2 2010

($ in millions except share data)	GAAP	PPA effects	Restructuring	Other Incidental	Reconciling items**	Non-GAAP

Revenue	1,201	—	—	—	—	1,201
Gross profit	472	(3)	(2)	(5)	—	482
Research and development expense	(137)	—	2	1	—	(140)
Selling expense	(65)	—	—	—	—	(65)
General and administrative expense	(176)	(81)	10	(11)	—	(94)
Other income (expense) net	(1)	—	—	(3)	—	2
Operating income	93	(84)	10	(18)	—	185
Net income (loss) attributable to stockholders	(362)*	(84)	10	(18)	(363)	93 *
Weighted average diluted shares outstanding during the period (thousands)	215,252	—	—	—	—	216,435
Diluted earnings (loss) per common share attributable to stockholders	(1.68)	—	—	—	—	0.43

*	Includes stock based compensation expense $7M (excluding that, GAAP net loss would be $355 million, non-GAAP net income $100 million)

Q3 2009

($ in millions except share data)	GAAP	PPA effects	Restructuring	Other Incidental	Reconciling items**	Non-GAAP

Revenue	1,077	—	—	—	—	1,077
Gross profit	322	(3)	16	(61)	—	370
Research and development expense	(172)	—	(2)	—	—	(170)
Selling expense	(82)	—	(1)	2	—	(83)
General and administrative expense	(160)	(83)	(10)	3	—	(70)
Other income (expense) net	(37)	—	(1)	(38)	—	2
Operating income (loss)	(129)	(86)	2	(94)	—	49
Net income (loss) attributable to stockholders	418 *	(86)	2	(94)	648	(52)*
Weighted average diluted shares outstanding during the period (thousands)	216,429	—	—	—	—	215,252
Diluted earnings (loss) per common share attributable to stockholders	1.93	—	—	—	—	(0.24)

*	Includes stock based compensation expense $5M (excluding that, GAAP net income would be $423 million, non-GAAP net loss $47 million.

“PPA effects” reflect the net impact of acquisition accounting applied to the Formation of NXP on September 29, 2006 and all subsequent acquisitions. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another), costs related to our separation from Philips and gains and losses resulting from our divestment activities. We present other incidental items in our analysis of our results of operations because these costs, gains and losses, have affected the comparability of our results over the years.

**Reconciling Items in non-GAAP net income calculation:

($ in millions)	Q3 2009	Q2 2010	Q3 2010

Excluded:
Foreign exchange gain (loss) on debt	142	(330)	323
Gain on extinguishment of long term debt	528	—	55
Other financial expense	(18)	(5)	(19)
Provision for income taxes	(13)	(1)	(28)
Results relating to equity-accounted investees	—	(29)	(5)

Added:
Cash Taxes	(9)	(2)	(7)

Total	648	(363)	333

Segment Results

Segment Revenue

($ in millions)				Q3 2010 variance to
	Q3 2009	Q2 2010	Q3 2010	Q3 2009	Q2 2010

High Performance Mixed Signal	547	719	715	168	(4)
Standard Products	256	289	314	58	25

Product Revenue	803	1,008	1,029	226	21
Manufacturing Operations	96	154	148	52	(6)
Corporate and Other	42	39	36	(6)	(3)
Divested Home Activities	136	—	—	(136)	—

Total NXP revenue	1,077	1,201	1,213	136	12

High Performance Mixed Signal Segment Results

($ in millions, unless otherwise stated)				Q3 2010 variance to
	Q3 2009	Q2 2010	Q3 2010	Q3 2009	Q2 2010

Revenue	547	719	715	168	(4)
% of Product Revenue	68.1%	71.3%	69.5%	1.4%	(1.8)%

GAAP gross profit	242	379	403	161	24
% of revenue	44.2%	52.7%	56.4%	12.2%	3.7%
Non-GAAP gross profit	251	378	404	153	26
% of revenue	45.9%	52.6%	56.5%	10.6%	3.9%

Operating income	7	97	120	113	23
% of revenue	1.3%	13.5%	16.8%	15.5%	3.3%
Non-GAAP operating income	74	150	165	91	15
% of revenue	13.5%	20.9%	23.1%	9.6%	2.2%

•

Revenue in the third quarter was $715 million, an increase of 35.7 percent from last year on a comparable basis with strength across all four High Performance Mixed Signal focus areas. Compared to prior quarter, revenue was essentially flat as capacity constraints limited our growth potential in certain identification, microcontroller and automotive areas while at the same time, in specific consumer and PC market areas, demand was not as strong as prior quarter.

•

Non-GAAP gross margin reached 56.5 percent compared to 45.9 percent last year and 52.6 percent in the prior quarter. Gross margin improvements from last year resulted primarily from our Redesign Program as well as higher revenue and factory utilization. Compared to prior quarter, gross margin improvements resulted primarily from our Redesign Program and higher factory utilization.

•	Non-GAAP operating margin reached 23.1 percent, an increase of almost 10 points compared to last year, and the sixth consecutive quarterly increase.

•

During the quarter NXP announced the acquisition of Jennic, a leading developer of low power RF solutions for wireless applications. Jennic’s state-of-the-art portfolio of complementary 802.15.4 and Zigbee technologies provides NXP with a comprehensive wireless semiconductor platform for emerging technologies including eMetering, smart lighting, building automation, asset tracking and device remote controls.

Standard Products Segment Results

($ in millions, unless otherwise stated)				Q3 2010 variance to
	Q3 2009	Q2 2010	Q3 2010	Q3 2009	Q2 2010

Revenue	256	289	314	58	25
% of Product Revenue	31.9%	28.7%	30.5%	(1.4)%	1.8%

GAAP gross profit	50	89	109	59	20
% of revenue	19.5%	30.8%	34.7%	15.2%	3.9%
Non-GAAP gross profit	57	90	110	53	20
% of revenue	22.3%	31.1%	35.0%	12.7%	3.9%

Operating income (loss)	(4)	29	55	59	26
% of revenue	(1.6)%	10.0%	17.5%	19.1%	7.5%
Non-GAAP operating income	21	49	70	49	21
% of revenue	8.2%	17.0%	22.3%	14.1%	5.3%

•

Revenue in the third quarter was $314 million, a comparable increase of 26.6 percent from last year and 8.8 percent from prior quarter. Strength was seen across most product areas as we were able to increase output to meet higher customer demands.

•	Non-GAAP gross margin, at 35.0 percent, was unusually high this quarter due to a number of favorable factors including very high utilization, strong pricing and the impact of the Redesign Program.

•	Non-GAAP operating margin reached 22.3 percent, an increase of approximately 5 points compared to prior quarter.

Capital Structure

•	In July, NXP completed bond transactions to extend the maturities of approximately $1 billion of debt to 2018.

•	In August, NXP completed its IPO and listed 34 million new shares on the NASDAQ Global Select Market under the ticker symbol “NXPI”.

•	In the quarter, NXP generated $158 million of operating cash flow, net of $60 million in payments related to the Redesign Program.

•

Since the beginning of the Redesign Program in September 2008 through the end of the third quarter 2010, $614 million of restructuring costs have been paid out, and we estimate that the total program costs will be no greater that $725 million through the end of 2011.

•	During the quarter, proceeds from the IPO plus cash generated from operations were used to buy back $461 million of outstanding debt and repay $100 million on our revolving credit facility.

•	Cash balance at the end of the quarter was $962 million.

•	More recently, in October, Standard & Poor’s upgraded NXP’s corporate credit rating to “B-”.

Additional Information

•

Orders related to Product Revenues were $871 million in the third quarter, a reduction from prior quarter as lead times for some products moved toward more normal levels and customers, particularly distributors, adjusted their orders.

•

NXP inventory was $504 million in the third quarter compared to $599 million a year ago and $470 million in the prior quarter, as we were able to rebuild certain deplenished inventories during the third quarter. Inventory turns (based on COGS) were 65 days in third quarter compared to 76 days a year ago and 59 days in the prior quarter.

•

Utilization in our wafer fabs averaged 99 percent in the third quarter compared to 73 percent a year ago and 96 percent in the prior quarter. Capacity expansion plans are underway and begin to impact later this year and throughout 2011. The largest investments are in our SSMC wafer fab in Singapore which primarily supports the high growth areas of our High Performance Mixed Signal business.

•	Net capital expenditures on property, plant and equipment were $67 million in the third quarter and $166 million year-to-date, compared to $42 million year-to-date last year.

•	SSMC, our joint-venture wafer fab with TSMC which we consolidate, reported third quarter operating income of $31 million, EBITDA of $43 million and had an ending cash balance of $318 million.

•

Stock based compensation expense, which is included in our GAAP and non-GAAP operating income, was $7 million in the third quarter compared to $5 million in the year ago quarter and $7 million in the prior quarter.

Fourth Quarter Outlook

During the quarter, as lead times continued to move toward more normal levels for most of our products, and customers gained more confidence in their ability to obtain product, we began to see adjustments in order patterns. While demand in our large Identification and Automotive businesses remains strong, we are seeing some mixed signals in certain consumer, PC and industrial markets. We believe the signs we are seeing point to a semiconductor market that is transitioning to more normal seasonal growth patterns.

We expect Product Revenue in the fourth quarter to be relatively flat sequentially, on a comparable basis. Non-GAAP operating income is expected to be up 3 percent to 7 percent sequentially as our margins continue to benefit from the results of our Redesign Program.

A portion of NXP’s Product Revenue is denominated in currencies other than its U.S. dollar reporting currency. Due to the difficulty of forecasting fluctuations in foreign currency exchange rates relative to the U.S. dollar, primarily the Euro, NXP provides revenue guidance only on a “comparable basis”. With respect to the Euro, these fluctuations tend to be offset by fluctuations in Euro based cost such that there is minimal impact on operating income.

Conference Call and Webcast Information

NXP will host a conference call to discuss its results and outlook today at 8:00 a.m. U.S. Eastern Time (1:00 p.m. Central European Time). To listen to the webcast, please visit the Investor Relations section of the NXP website at http://www.nxp.com/Q3_2010_Results. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (Nasdaq: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. Headquartered in Europe, the company has approximately 28,000 employees working in more than 25 countries and posted revenue of US$ 3.8 billion in 2009. For more information visit www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

NXP Semiconductors

Interim condensed consolidated statements of operations (unaudited)

($ in millions except share data)	For the three months ended
	Q3 2009	Q2 2010	Q3 2010
Revenue	1,077	1,201	1,213
Cost of revenue	(755)	(729)	(706)

Gross profit	322	472	507
Research and development expense	(172)	(137)	(149)
Selling expense	(82)	(65)	(65)
General and administrative expense	(160)	(176)	(165)

Total operating expense	(414)	(378)	(379)
Other income (expense)	(37)	(1)	2

Operating income (loss)	(129)	93	130

Financial income (expense):
Interest income (expense) net	(82)	(78)	(80)
Foreign exchange gain (loss) on debt	142	(330)	323
Gain on extinguishment of long term debt	528	—	55
Other financial expense	(18)	(5)	(19)

Income (loss) before taxes	441	(320)	409
Provision for income taxes	(13)	(1)	(28)

Income (loss) after taxes	428	(321)	381
Results relating to equity-accounted investees	—	(29)	(5)

Net income (loss)	428	(350)	376
Net income (loss) attributable to non-controlling interests	(10)	(12)	(7)

Net income (loss) attributable to stockholders	418	(362)	369

Weighted average number of shares outstanding during the period (thousands)
-Basic	215,252	215,252	237,295
-Diluted	216,429	215,252	238,734
Earnings (loss) per common share attributable to stockholders
-Basic	1.94	(1.68)	1.56
-Diluted	1.93	(1.68)	1.55
1)	As adjusted for the impact of the 1:20 reverse stock split.

NXP Semiconductors

Interim condensed consolidated balance sheets (unaudited)

($ in millions unless otherwise stated)	Sep 27, 2009	Jul 4, 2010	Oct 3, 2010

Current assets:
Cash and cash equivalents	1,061	842	962
Receivables:
Accounts receivable – net	503	524	520
Other receivables	74	64	50

Total receivables	577	588	570
Assets held for sale	—	47	47
Inventories	599	470	504
Other current assets	145	162	140

Total current assets	2,382	2,109	2,223

Non-current assets:
Investments in equity-accounted investees	48	166	159
Other non-current financial assets	21	36	20
Other non-current assets	367	170	148
Property, plant and equipment	1,474	1,188	1,205
Intangible assets excluding goodwill	2,111	1,592	1,641
Goodwill	2,708	2,294	2,515

Total non-current assets	6,729	5,446	5,688

Total assets	9,111	7,555	7,911

Current liabilities:
Accounts and notes payable	511	619	619
Liabilities held for sale	—	26	29
Accrued liabilities	834	559	559
Short-term provisions	80	186	133
Other current liabilities	107	42	48
Short-term debt	610	609	509

Total current liabilities	2,142	2,041	1,897

Non-current liabilities:
Long-term debt	4,703	4,447	4,140
Long-term provisions	835	380	458
Other non-current liabilities	105	111	111

Total non-current liabilities	5,643	4,938	4,709
Non-controlling interests	189	219	226
Stockholder’s equity	1,137	357	1,079

Total equity	1,326	576	1,305

Total liabilities and equity	9,111	7,555	7,911

NXP Semiconductors –

Interim condensed consolidated statements of cash flows (unaudited)

($ millions unless otherwise stated)	For the three months ended
	Q3 2009	Q2 2010	Q3 2010

Cash Flows from operating activities
Net income (loss)	428	(350)	376
Adjustments to reconcile net income (loss) to net cash provided (used for):
Depreciation and amortization	202	169	162
Impairment goodwill and other intangibles	—	—	—
Impairment assets held for sale	—	—	—
Net (gain) loss on sale of assets	38	1	(7)
Gain on extinguishment of debt	(528)	—	(55)
Results relating to equity accounted investees	—	28	6
Dividends paid to non-controlling interests	—	—	(1)

Changes in operating assets and Liabilities:
(Increase) decrease in trade receivables	(20)	(24)	43
(increase) decrease in inventories	19	1	(24)
Increase (decrease) in trade payables	19	71	(20)

Changes in trade working capital	18	48	(1)
(Increase) decrease in other receivables	11	11	64
Increase (decrease) in other payables	(34)	(166)	(42)
Changes in provisions	(57)	(3)	(29)
Changes in deferred taxes	22	(28)	56
Exchange differences	(156)	363	(382)
Other items	5	8	11

Net cash provided by (used for) operating activities	(51)	81	158

Cash flows from investing activities:
Purchase of intangible assets	(3)	(1)	(2)
Capital expenditures on property, plant and equipment	(11)	(76)	(69)
Proceeds from disposals of property, plant and equipment	2	24	2
Proceeds from disposals of assets held for sale	—	—	—
Proceeds from the sale of securities	—	—	—
Purchase of other non-current financial assets	—	—	(1)
Proceeds from the sale of other non-current financial assets	—	—	27
Purchase of interests in businesses	—	—	(8)
Proceeds from (consideration related to) sale of interests in businesses	3	—	—

Net cash (used for) provided by investing activities	(9)	(53)	(51)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	2	(2)	—
Amounts drawn under the revolving credit facility	200	—	—
Repayments under the revolving credit facility	(200)	—	(100)
Repurchase of long-term debt	(286)	(1)	(1,370)
Net proceeds from the issuance of long-term debt	—	—	974
Principal payments on long-term debt	—	—	(1)
Net proceeds from the issuance of common stock	—	—	450

Net cash provided by (used for) financing activities	(284)	(3)	(47)
Effect of changes in exchange rates on cash positions	32	(53)	60
Increase (decrease) in cash and cash equivalents	(312)	(28)	120
Cash and cash equivalents at beginning of period	1,373	870	842

Cash and cash equivalents at end of period	1,061	842	962

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Non-GAAP Reporting

Certain information referred to in this release, including “comparable growth”, “non-GAAP gross margin”, “non-GAAP operating margin”, and “EBITDA”, has not been derived in accordance with generally accepted accounting principles (GAAP”). Reconciliations of these non-GAAP measures to the most comparable measure calculated in accordance with GAAP are provided in this release. Non-GAAP information should not be considered a substitute for any information derived or calculated in accordance with GAAP. We provide this information because our management uses it in assessing performance and allocating resources among our various segments and because the financial community uses it in its analysis of NXP’s operating performance, historical results and projections of NXP’s future operating results. The non-GAAP measures used herein are not measures of financial performance or condition, liquidity or profitability in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income, or any other performance measures determined in accordance with GAAP. Our use of the terms non-GAAP gross profit, non-GAAP operating income and Adjusted EBITDA varies from others in our industry. Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, debt service requirements and replacement of fixed assets. Adjusted EBITDA and non-GAAP operating income have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of NXP’s financial results as reported under GAAP.

Segments

Q3 2010

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	403	(1)	—	—	404
Standard Products	109	—	(1)	—	110
Manufacturing Operations	2	(2)	(6)	(2)	12
Corporate and Other	(7)	—	—	—	(7)
Divested Home Activities	—	—	—	—	—
Total NXP	507	(3)	(7)	(2)	519

Operating income (loss)
HPMS	120	(48)	5	(2)	165
Standard Products	55	(14)	(1)	—	70
Manufacturing Operations	(8)	(7)	(6)	(2)	7
Corporate and Other	(37)	(2)	1	(5)	(31)
Divested Home Activities	—	—	—	—	—
Total NXP	130	(71)	(1)	(9)	211

Q2 2010

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	379	(1)	2	—	378
Standard Products	89	—	(1)	—	90
Manufacturing Operations	(6)	(2)	(3)	(5)	4
Corporate and Other	10	—	—	—	10
Divested Home Activities	—	—	—	—	—
Total NXP	472	(3)	(2)	(5)	482

Operating income (loss)
HPMS	97	(58)	5	—	150
Standard Products	29	(19)	(1)	—	49
Manufacturing Operations	(13)	(7)	(2)	(4)	—
Corporate and Other	(20)	—	8	(14)	(14)
Divested Home Activities	—	—	—	—	—
Total NXP	93	(84)	10	(18)	185

Q3 2009

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	242	(1)	(5)	(3)	251
Standard Products	50	(1)	(2)	(4)	57
Manufacturing Operations	(15)	(1)	24	(53)	15
Corporate and Other	(7)	—	(1)	(1)	(5)
Divested Home Activities	52	—	—	—	52
Total NXP	322	(3)	16	(61)	370
Operating income (loss)
HPMS	7	(57)	(5)	(5)	74
Standard Products	(4)	(19)	(2)	(4)	21
Manufacturing Operations	(56)	(7)	22	(79)	8
Corporate and Other	(55)	(1)	(13)	(4)	(37)
Divested Home Activities	(21)	(2)	—	(2)	(17)
Total NXP	(129)	(86)	2	(94)	49

NXP Semiconductors – Adjusted EBITDA

($ in millions)	Q3 2009	Q2 2010	Q3 2010

Net Income	428	(350)	376
Financial income (expense)	(570)	413	(279)
Provision for income taxes	13	1	28
Depreciation	113	83	91
Amortization	89	86	71
EBITDA	73	233	287
Results of equity-accounted investees	—	29	5
Restructuring1)	6	(11)	—
Other incidental items1)	68	18	9
Adjusted EBITDA	147	269	301
Adjusted EBITDA – last 12 months	206	818	972
1)	Excluding depreciation property, plant and equipment related to restructuring cost and other incidental items (Q3 2009: restructuring $8 million, other incidental items minus $26 million; Q2 2010: restructuring $1 million; Q3 2010: restructuring $1 million).

Comparable revenue growth calculation

	Q3 2010 versus Q3 2009				Q3 2010 versus Q2 2010
Percent	Nominal growth	Currency effects	Consolidation changes	Comparable growth	Nominal growth	Currency effects	Consolidation changes	Comparable growth

HPMS	30.7	5.0	—	35.7	(0.6)	0.1	—	(0.5)
Standard Products	22.7	3.9	—	26.6	8.7	0.1	—	8.8
Product Revenue	28.1	4.7	—	32.8	2.1	0.1		2.2
Manufacturing Operations	54.2	—	(75.0)	(20.8)	(3.9)	—	—	(3.9)
Corporate and Other	(14.3)	0.5	—	(13.8)	(7.7)	—	—	(7.7)
Total NXP	12.6	4.0	8.6	25.2	1.0	0.1	—	1.1

“Comparable growth” is a non-GAAP financial measure that reflects the relative changes in revenue between periods adjusted for the effects of foreign currency exchange rate changes and material acquisitions and divestments, combined with reclassified product lines. Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, sales as reported are impacted by significant foreign currency movement year over year. In addition, sales as reported are also impacted by material acquisitions and divestments. We believe that an understanding of our underlying sales performance on a comparable basis year over year is enhanced after these effects are excluded.

For further information, please contact:

Investors:

Albert Hollema

albert.hollema@nxp.com

+31 40 27 25610

Larry James (U.S.)

lgjames@att.net

+1 214-444-8773

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31 40 27 25202